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IAMGOLD CORPORATION

ANNUAL INFORMATION FORM

March 31, 2006

IAMGOLD CORPORATION

ANNUAL INFORMATION FORM

ITEM 1 — CAUTIONARY STATEMENT AND EXPLANATORY NOTES

Forward-Looking Information

        This annual information form (this "Annual Information Form") and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of ore reserves and mineral resources, the realization of ore reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IAMGOLD Corporation ("IAMGOLD" or the "Company") to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamations activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plants, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business — Risk Factors" in this Annual Information Form. Although IAMGOLD has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Technical Information

        The estimates of ore reserves and mineral resources for the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine, the Damang gold mine, the Mupane gold mine and the Buckreef project set out in this Annual Information Form have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the "JORC Code"). National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators ("NI 43-101") provides that companies may make disclosures using the reserve and resource categories of the JORC Code, subject to the satisfaction of certain requirements. The mineral resources for the Quimsacocha project have been calculated in accordance with the CIM definitions incorporated by reference in NI 43-101.

Definitions

        The definitions of ore reserves under the JORC Code are as follows:

        An "ore reserve" is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

        A "probable ore reserve" is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        A "proved ore reserve" is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        Unless otherwise stated, where the terms ore reserve, proved ore reserve or probable ore reserve are used in this Annual Information Form, such terms have the foregoing meanings.

        The definitions of mineral resources under the JORC Code are as follows:

        A "mineral resource" is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

        An "inferred mineral resource" is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

        An "indicated mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

        A "measured mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

        Unless otherwise stated, where the terms mineral resource, measured mineral resource, indicated mineral resource or inferred mineral resource are used in this Annual Information Form, such terms have the foregoing meanings. Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

        The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the "CIM Standards") adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine, the Damang gold mine, the Mupane gold mine and the Buckreef project were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resources estimates for such mines set forth herein.

Qualified Persons

        Technical information herein for the Sadiola gold mine and the Yatela gold mine relating to the estimates of mineral resources and ore reserves is based on information prepared under the supervision of, or has been reviewed by R. van der Westhuizen who is employed by AngloGold Ashanti Limited ("AngloGold Ashanti") and by Mr. John McCombe, Vice-President, Operations, of IAMGOLD. The description in this Annual Information Form of the geology and mineralization and the exploration carried out and the results of such exploration on IAMGOLD's exploration properties has been prepared under the supervision of, or has been reviewed by, Mr. McCombe.

        Technical information herein for the Tarkwa gold mine is based on information contained in an independent technical report dated July 1, 2004 entitled "An Independent Technical Report on the Tarkwa gold mine, Ghana" (the "Tarkwa Report") prepared by SRK Consulting and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101. The mineral resources and mineral reserves presented herein for the Tarkwa gold mine have been estimated under the supervision of Mr. Gary Chapman of Gold Fields Limited ("Gold Fields").

        Technical information herein for the Damang gold mine is based on information contained in an independent technical report dated July 1, 2004 entitled "An Independent Technical Report on the Damang gold mine, Ghana" (the "Abosso Report") prepared by SRK Consulting and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101. The mineral resources and mineral reserves presented herein for the Damang gold mine have been estimated under the supervision of Mr. Andrew Aitchison, Minerals Resources Manager, Gold Fields.

        Technical information herein for the Mupane gold mine is based on information contained in a technical report dated January 18, 2006 entitled "Technical Report on the Mupane Gold Project" (the "Mupane Report") prepared by Marcus Tomkinson and Linton Putland, "qualified persons" for the purposes of NI 43-101.

        Technical information herein for the Quimsacocha project is based on information contained in an independent technical report dated November 25, 2005 entitled "Technical Report on the Quimsacocha Gold Project, Azuay Province, Ecuador" (the "Quimsacocha Report") prepared by Roscoe Postle Associates Inc., "qualified persons" for the purposes of NI 43-101.

        Technical information herein for the Buckreef project is based on information contained in a technical report dated January 18, 2006 entitled "Technical Report on the Buckreef Gold Project" (the "Buckreef Report") prepared by Marcus Tomkinson and Linton Putland, "qualified persons" for the purposes of NI 43-101.

        The above reports are available on SEDAR (www.sedar.com).

        All of the foregoing persons are "qualified persons" for the purposes of NI 43-101. Under NI 43-101, a "qualified person" means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the mineral project and the applicable technical report, and was, at the date of such report, a member in good standing of a prescribed professional association.

ITEM 2 — CORPORATE STRUCTURE

Incorporation

        The Company was incorporated under the Canada Business Corporations Act with the name "IAMGOLD International African Mining Gold Corporation" by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of first preference shares ("First Preference Shares"), issuable in series, and an unlimited number of second preference shares ("Second Preference Shares"), issuable in series, and the "private company" restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to "IAMGOLD Corporation". By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owed subsidiary, Repadre Capital Corporation.

        The registered and principal office of the Company is located at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada M5J 2W4. The Company's telephone number is (416) 360-4710 and its website address is http://www.IAMGOLD.com.

Subsidiaries

        The following chart illustrates the corporate structure of IAMGOLD and the jurisdiction of incorporation of the Company, its subsidiaries and related companies.

        Unless the context otherwise requires, the "Company" or "IAMGOLD" refers to IAMGOLD Corporation together with its direct and indirect wholly-owned subsidiaries and related companies.

ITEM 3 — GENERAL DEVELOPMENT OF THE BUSINESS

General and Three Year History

        IAMGOLD is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as royalty interests on various operations that produce gold and diamonds. As at the date hereof, IAMGOLD's principal holdings are the following:

  (i)
  an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A. ("SEMOS"), the owner of the mining rights for the mining permit area (the "Sadiola Mining Permit") in Mali on which the Sadiola gold mine (the "Sadiola Gold Mine") is located (see "Item 4 — Description of the Business — Sadiola Gold Mine");

  (ii)
  an indirect 50% interest in Sadiola Exploration Limited ("SADEX") which holds an 80% interest in Yatela Exploitation Company Limited ("YATELA"), the owner of the mining rights for the mining permit area (the "Yatela Mining Permit") in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela gold mine (the "Yatela Gold Mine") is located (see "Item 4 — Description of the Business — Yatela Gold Mine");

  (iii)
  an indirect 18.9% interest in Gold Fields Ghana Limited ("GFGL"), the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine (the "Tarkwa Gold Mine") is located (see "Item 4 — Description of the Business — Tarkwa Gold Mine");

  (iv)
  an indirect 18.9% interest in Abosso Goldfields Limited ("Abosso"), the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine (the "Damang Gold Mine") is located (see "Item 4 — Description of the Business — Damang Gold Mine");

  (v)
  an indirect 100% interest in Mupane Gold Mining (Pty) Ltd., the owner of the mining rights for the mining permit area (the "Mupane Mining Permit") in Botswana on which the Mupane gold mine (the "Mupane Gold Mine") is located (see "Item 4 — Description of the Business — Mupane Gold Mine");

  (vi)
  an indirect 100% interest in the Quimsacocha project (the "Quimsacocha Project"), an exploration project in Ecuador (see "Item 4 — Description of the Business — Quimsacocha Project");

  (vii)
  an indirect 75% to 80% interest in the Buckreef project (the "Buckreef Project"), an exploration project in Tanzania (see "Item 4 — Description of the Business — Buckreef Project");

  (viii)
  a portfolio of royalties, including a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada (see "Item 4 — Description of the Business — Royalties"); and

  (ix)
  various exploration properties in West Africa and South America (see "Item 4 — Description of the Business — Exploration Properties").

        Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited (see "Item 3 — General Development of the Business — Significant Acquisitions and Dispositions"). Prior to the completion of the transaction, the principal assets of Gallery Gold Limited consisted of a 100% interest in the Mupane Gold Mine and a 75% to 80% interest in the Buckreef Project (see "Item 4 — Description of the Business — Mupane Gold Mine" and "— Buckreef Project").

Significant Acquisitions

  Merger with Repadre

        Effective January 7, 2003, the Company completed a business combination transaction with Repadre Capital Corporation pursuant to which Repadre Capital Corporation was amalgamated with a wholly-owned subsidiary of the Company pursuant to an arrangement under the provisions of the Business Corporations Act (Ontario). As part of the transaction, each outstanding common share of Repadre Capital Corporation was exchanged for 1.6 common shares of IAMGOLD ("Common Shares"), resulting in the issue of an aggregate of 62,978,855 Common Shares. The total purchase consideration was recorded as US$218 million. The amalgamated company, Repadre Capital Corporation, became a wholly-owned subsidiary of IAMGOLD. While a formal valuation was not required to be obtained in connection with the transaction, each of Repadre Capital Corporation and IAMGOLD obtained a fairness opinion in connection with the transaction. By articles of amalgamation effective January 1, 2004, IAMGOLD amalgamated with Repadre Capital Corporation.

        At the time of the combination, the principal assets of Repadre Capital Corporation consisted of US$34.2 million in cash, an 18.9% interest in each of GFGL and Abosso and a portfolio of royalties on mineral properties (see "Item 4 — Description of the Business — Tarkwa Gold Mine", "— Damang Gold Mine" and "— Royalties"). During the year ended December 31, 2005, the Tarkwa Gold Mine and the Damang Gold Mine contributed an aggregate of approximately 180,000 ounces of production to the Company at a cash cost of US$287/oz. This represented 40% of the Company's 2005 total production of 447,000 ounces at a cash cost of US$276/oz. The combination with Repadre Capital Corporation also provided the Company with revenue from royalties which, during the year ended December 31, 2005, amounted to US$10.4 million.

  Acquisition of Gallery

        Effective March 22, 2006, the Company completed the acquisition of Gallery Gold Limited pursuant to a scheme of arrangement under the provisions of the Corporations Act (Australia). As part of the transaction, each 22 common shares of Gallery Gold Limited ("Gallery") were exchanged for one Common Share, resulting in the issue of an aggregate of 26,221,468 Common Shares. The total purchase consideration was recorded as US$198 million.

        At the time of the combination, the principal assets of Gallery consisted of a 100% interest in the Mupane Gold Mine and a 75% to 80% in the Buckreef Project (see "Item 4 — Description of the Business — Mupane Gold Mine" and "— Buckreef Project").

  Trends

        IAMGOLD's income, cash flow and gold bullion holdings are significantly affected by fluctuations in the price of gold which has experienced significant price movements over the past three years. The price of gold reached a low of approximately US$253 per ounce in July 1999 and has increased to a March 27, 2006 closing price in New York of approximately US$565 per ounce. While it appears that there is an upward trend in the price of gold, there has been significant volatility during this period and future movements in the price of gold are beyond the control of IAMGOLD.

ITEM 4 — DESCRIPTION OF THE BUSINESS

        The following tables outline the ore reserves and mineral resources of the assets of IAMGOLD, as at the date indicated.

Proven and Probable Mineral Reserves

			PROVEN			PROBABLE			TOTAL PROVEN AND PROBABLE
	IAMGOLD Interest (%)		Tonnes (Mt)	Gold Grade (g/t)	Contained oz (000's)	Tonnes (Mt)	Gold Grade (g/t)	Contained oz (000's)	Tonnes (Mt)	Gold Grade (g/t)	Contained oz (000's)	IAMGOLD Share (000's oz)
Sadiola(1)(2)	38.0%		7.3	2.0	455	13.8	4.1	1,818	21.1	3.4	2,273	864
Yatela(1)(2)	40.0%		1.3	1.3	55	3.8	4.0	487	5.1	3.3	542	217
Damang(3)(4)	18.9%		12.1	1.7	680	11.4	1.8	670	23.5	1.8	1,350	256
Tarkwa(3)	18.9%		189.7	1.3	8,026	134.3	1.2	5,380	324.0	1.3	13,406	2,534
Mupane(5)	100%	(6)	5.8	3.2	593	0.2	2.4	19	6.0	3.2	612	607

(1)
As at 31 December 2005 using the JORC Code at a gold price of $400/oz

(2)
All reserves in the Proven category are stockpile material

(3)
As at 30 June 2005 using the SAMREC Code and reconciled to the JORC Code at a gold price of US$375/oz

(4)
Reserves in the Proved category include 9.6 million tonnes of low grade stockpile

(5)
As at 30 June 2005 using the JORC Code at a gold price of $400/oz

(6)
Ore reserves of 36,000 ounces on the Shashe mining Concession is 85% owned by IAMGOLD

Measured, Indicated and Inferred Resources(1)

		MEASURED			INDICATED			MEASURED AND INDICATED				INFERRED
	IAMGOLD Interest (%)	Tonnes (Mt)	Gold Grade (g/t)	Contained oz (000's)	Tonnes (Mt)	Gold Grade (g/t)	Contained oz (000's)	Tonnes (Mt)	Gold Grade (g/t)	Contained oz (000's)	IAMGOLD Share (000's oz)	Tonnes (Mt)	Gold Grade (g/t)	Contained oz (000's)	IAMGOLD Share (000's oz)
Sadiola(2)(3)	38.0%	18.5	4.5	884	62.5	2.4	4,832	81.0	2.2	5,716	2,172	88.9	1.9	5,325	2,024
Yatela(2)(3)	40.0%	5.3	1.2	202	6.9	3.5	778	12.2	2.5	980	392	1.5	3.0	149	60
Damang(4)	18.9%	16.1	1.7	860	18.7	1.8	1,070	34.8	1.7	1,930	365	2.2	2.1	150	29
Tarkwa(4)	18.9%	195.6	1.5	9,090	189.6	1.3	7,820	385.2	1.4	16,910	3,196	24.2	3.4	2,630	497
Quimsacocha(5)	100.0%	0.0	0.0	0	22.5	3.9	2,797	22.5	3.9	2,797	2,797	2.5	2.1	168	168
Mupane(3)(6)	85-100%	9.4	2.8	844	1.8	2.8	167	11.3	2.8	1,011	995	2.1	4.9	336	300
Buckreef(3)(6)	75-100%	3.3	2.7	285	7.0	2.7	446	10.4	2.7	731	576	16.8	2.7	1,181	927
Other Tanzania(3)(6)	49-100%	5.0	3.4	548	6.2	1.5	301	11.1	2.4	849	618	3.1	4.1	407	267

(1)
Measured and indicated resources include proven and probable reserves

(2)
Within a limiting pit shell based on US$425/oz as at 31 December 2005

(3)
Estimated in accordance with the JORC Code

(4)
Estimated in accordance with the SAMREC Code and reconciled to the JORC Code, as at 30 June 2005

(5)
Estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum classification system and conformed to the JORC Code as at 31 December 2005

(6)
As at 30 June 2005

SADIOLA GOLD MINE

Property Description and Location

        The Sadiola Gold Mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated carbon-in-pulp processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 kilometres south of Kayes, the regional capital. The Sadiola Gold Mine is owned by SEMOS which holds the mining rights for gold, silver (and related substances) and platinoids for the mining permit area (the "Sadiola Mining Permit") in which the Sadiola Gold Mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGOLD, which indirectly owns 38%, AngloGold Ashanti, which indirectly owns 38%, the Government of Mali, which owns 18%, and the International Finance Corporation ("IFC"), a member of the World Bank Group, which owns 6%.

        The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year, without valid reason, in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; and ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

SEMOS

        SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola Gold Mine and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the "SEMOS Shareholders Agreement") to which all of the shareholders of SEMOS (listed above) are parties. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75% of the directors of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrance of assets, the development of another mine, a change in the nature or purpose of SEMOS and a decision to abandon the Sadiola Mining Permit, as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares of SEMOS by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party's interest and a buyout at such value.

        Each shareholder of SEMOS can elect to receive its share of the profits of SEMOS, either pursuant to a contractual net profit interest or as dividends. There is no difference in the amount of distributions between the net profit interest and dividend methods of receiving profit share. Each shareholder of SEMOS has the right to elect to receive its distributions in kind, subject to the fulfilment of conditions in the SEMOS Shareholders Agreement. Cash distributions are in United States dollars. IAMGOLD has elected to receive its distributions of profits generated from ore oxide outlined in the original feasibility study from SEMOS in the form of a net profit interest.

        SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS, and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities, including mine operations, depreciation, taxation and legal provisions, but excluding investments.

        IAMGOLD and AngloGold Ashanti have agreed to vote together at shareholders' meetings with respect to any action requiring 75% shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares of SEMOS must be voted against such resolution.

Operator

        AngloGold Ashanti, through its wholly-owned subsidiary AngloGold Mali S.A. ("AngloGold Mali"), is the operator of the Sadiola Gold Mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1% of revenue derived from operations at the Sadiola Gold Mine, an engineering fee of 4% of capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

Environment

        Under the concession agreement with the Republic of Mali, SEMOS is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. There is also an integrated environmental management system ("EMS") for the Sadiola Gold Mine. The EMS ensures that disturbance to the environment is minimal and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola Gold Mine is conducted, focusing in particular on the EMS, community relations and closure/rehabilitation.

        The two principal environmental concerns are the potential for the contamination of surface and ground water resources, particularly with cyanide, arsenic and antimony, and the rehabilitation of the tailings dam and waste rock dumps. IAMGOLD believes that these issues are currently being adequately addressed. The gold plant and tailings dam are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bounded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

        Two issues that continue to receive attention are the closure plan and environmental issues associated with the processing of the sulphidic saprolites ore. An environmental impact assessment ("EIA") was prepared in 2001 to address, among other things, acid mine drainage issues due to the resultant exposure of sulphide bearing material in the pit and placement of such material on waste rock dumps, ore stockpiles and the tailings dam. The recommendations of the EIA have been adopted and the EMS is being revised as appropriate to address all sulphide related impacts.

        There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Sadiola Gold Mine is located in the extreme west of the Republic of Mali, West Africa, near the Senegal/Mali border, a remote part of Mali with almost no infrastructure, approximately 70 kilometres south of Kayes, the regional capital. Establishing the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes, and access to the Sadiola Gold Mine from Kayes is now by a regional all-weather road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice weekly between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

        The terrain around the Sadiola Gold Mine is generally flat at an elevation of 125 metres above sea level.

        A 57 kilometres pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water, in order to ensure that the Sadiola Gold Mine does not impact on local water resources. Potable water for both the mine operation and the mine townsite is supplied from the pipeline and treated prior to distribution.

        Electrical power is provided through Sadiola's diesel powered generating sets which are capable of meeting an average demand of 16.7 megawatts and a peak demand of 17.7 megawatts. Approximately 2.7 million litres of diesel fuel per month for power generation and mining are being supplied under a contract with Total/ELF. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A townsite has been established to the northeast of the Sadiola Gold Mine and it provides housing, a primary school, a medical clinic, a park and recreation facilities for mine employees and their dependants, guest accommodation, a post office, a supermarket, sewage treatment facilities and other amenities. There are more than 1,000 employees, including those employed by outside contractors, at the Sadiola Gold Mine. A microwave telephone system tied to the national grid at Kayes, satellite phones and satellite data connections, link the mine with the outside world.

History

        AngloGold Ashanti acquired its interest in the Sadiola Gold Mine from IAMGOLD as part of the financing of the project. As a result of this process, the IFC and the Republic of Mali obtained equity interests in SEMOS. Construction at the Sadiola open pit commenced in 1994 and full production was achieved in 1997.

Geological Setting

        The Sadiola Gold Mine is located in the Kenieba-Kedougou inlier that straddles the boundary between Mali and Senegal. The inlier is made up of Lower Proterozoic Birimian metamorphic sediments and volcanics intruded by granitic batholiths.

        The Sadiola Gold Mine lies to the east of the regional Senegalo-Malian Fault ("SMF") and occurs along the Sadiola Fracture Zone ("SFZ"), a north-south striking, steeply west-dipping shear developed at the contact between impure limestone and greywackes. The SFZ is irregularly intruded by diorite dikes linked to a diorite sill dipping to the south and emplaced into a regional thrust in the impure limestone. The sediments are intensely folded, with two phases of folding identified. At depth, mineralization is closely associated with the SFZ and subparallel structures, and with north-northeast striking splays below the sill. A longitudinal section of the deposit and the localization of high-grade core intercepts show a well-developed, shallow (25 degrees) plunge to the south. Post-tectonic activity along 45 degree northstriking steep reverse faults has stacked the deposit to the north, partly undoing the southern plunge. Late normal and/or reverse movement along north-south striking faults have also offset mineralized blocks.

Exploration

        Exploration in 2005 within the Sadiola Mining Permit continued to focus on the periphery of the open pit, on surface oxide deposits close to the open pit and on deep drilling of the sulphide mineralization below the oxide open pit. IAMGOLD's share of exploration work at Sadiola was US$1.4 million in 2005.

        Exploration continues for near surface oxide ore close to the Sadiola plant in order to add to the resources discovered by the successful programs of previous years.

        In previous years, the focus has been in the FE area, the FN area and the deep sulphide potential of the main Sadiola pit. In 2005, work focused on the FN2 and FN3 areas (to the north of the Sadiola pit) FE3S (southeast of the Sadiola pit) and FE2 (northeast of the Sadiola pit) as well as the deep sulphides. At FN2 and FN3 RC grid drilling was carried out. Resource modeling on these areas will be conducted in 2006. At FE3S grid drilling was conducted to explore for NNE extensions to the mineralization. No new mineralization was discovered. At FE2 drilling focused on upgrading the resources previously outlined.

        Work on the deep sulphide project consisted of orebody modeling which resulted in some of the inferred resource being upgraded to the indicated category. A draft pre-feasibility study on mining and processing the deep sulphide resource was conducted. The study indicated that at the conditions used in the study, the project was only marginally economic. A metallurgical recovery rate of 65% was used in the study and testwork has been initiated to improve this recovery rate.

        All exploration activity is carried out by SEMOS.

Mineralization

        Pervasive gold mineralization ranging in grade from 2 g/t to 20 g/t occurs along the SFZ over a strike length of more than two kilometres. The mineralization is mainly contained in altered carbonates and, to a lesser extent, in greywacke, diorite and occasionally in quartz-feldspar porphyry. Primary gold is extremely fine grained, dominantly less than 15 microns, with rare grains approaching 50 microns.

        The deposit has been subjected to intense and deep weathering to variable depths that reach 220 metres along the SFZ structure. Weathering results in enhanced gold grades in the low-density saprolitic ore (specific gravity of 1.7). In the deeper portion of saprolite, sulphide mineralization still occurs. The transition from sulphidic saprolite to mineralized hard rock is abrupt.

        The Sadiola gold deposit is considered to be a mesothermal-type gold deposit on the basis of the style of mineralization and the alteration associated with the deposit.

Drilling, Sampling and Analysis, and Security of Samples

        The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of SEMOS.

        Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Sadiola Gold Mine.

        In combination with the SEMOS laboratory, Analabs (in Kayes) processes the samples from exploration and the deep sulphide project. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external laboratory (generally Chemex, in Canada) for check assay. More recently, certain projects have had 10% of their entire sample set sent for re-assay.

        SEMOS resource drilling uses a custom designed SQL relational database. The database is marketed by Century Systems (Canada). The system has been pre-designed to check for errors so as to prevent geological overlapping and incorrect sample intervals. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

        Resource modeling is undertaken by a dedicated team of on-site personnel. Datamine is used to construct geological and grade models, while Istatis software is used for Uniform Condition to estimate recoverable resources.

        Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

Mineral Resources and Ore Reserves

        See "Item 4 — Description of the Business — Reserves and Resources".

Mining Operations

        The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. The pit is currently designed to be approximately 2,000 metres in length with a maximum width and depth of 700 metres and 150 metres, respectively.

        The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Sadiola, following risk management principles. The slope failures that have occurred have been of such a nature and scale as to have minimal impact on efficient mining operations. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

        Mining operations are carried out by Moolman Brothers, a mining contractor from South Africa with extensive open pit experience. Grade control is effected by drilling 10 metre long vertical holes on a 10 metre by five metre grid. Ore is transported to the ore stockpile, located approximately one kilometre from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 0.5 kilometres.

        Approximately 90% of ore is stockpiled before processing. The ore stockpiling facility is located between the pit and the process plant, and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing oxide and sulphide mineralogy, gold grades, hardness, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

        The processing plant for the Sadiola Gold Mine was designed to treat four million tonnes of ore per year but is now treating 5.3 million tonnes of ore per year. The Sadiola Gold Mine commenced commissioning in November 1996 (15 months after the start of construction), poured its first gold in December 1996, concluded the commissioning phase in mid-February 1997, and started commercial production on March 1, 1997.

        The processing plant consists of two identical parallel circuits, collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year. This twin-stream design not only allows for a degree of flexibility in plant operation but also facilitates the maintenance of a reasonable level of production in the event that a significant item of equipment fails, as such a failure would usually only affect one circuit. This latter consideration is important in a country such as Mali, where local infrastructure support is virtually non-existent.

        As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the processing plant site. The ore blend is reclaimed from the stockpile using front-end loaders and trucks and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. Once lumps have been broken down by the mineral sizer, the ore passes to surge bins located ahead of the two semi-autogenous grinding ("SAG") mills. A single regrind mill is incorporated, serving both circuits, to further grind the coarse fraction contained in the output from the SAG mills.

        The discharge from the SAG mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching, while the underflow goes to the regrind mill. Following leaching, the pulp is fed to carbon-in-pulp adsorption tanks where the gold is absorbed onto activated carbon. This "loaded" carbon is stripped of its gold and the gold-bearing solution is pumped to storage tanks. The stripped carbon is regenerated in an oil-fired kiln and then re-used.

        The gold is recovered from the solution by electroplating onto stainless steel wool cathodes. The cathodes are washed and the gold-bearing sludge dried and placed in an induction furnace for smelting to produce gold bullion. The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately three kilometres to the southeast of the process plant, for final disposal.

        In March 2002, the existing Sadiola plant was modified to increase the recovery on the sulphidic saprolite ore from approximately 65% to 75%. The modification provided for pre-oxidation of the slurry feed, followed by oxygen enriched high-cyanide leaching. Installed equipment included an oxygen enrichment plant and two new generator sets to provide the incremental power. Results to date have met or exceeded this design.

Production

        The following table sets forth production information for the Sadiola Gold Mine for the periods indicated:

	12 months ended December 31
	2005	2004	2003
Tonnes processed (000s)	5,027	5,150	5,070
Grade (g/t)	3.5	3.8	3.0
Recovery	86%	76%	88%
Ounces produced (000s)	442	458	452
Total Cash Cost (US$ per ounce)(1)	270	246	213

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

        Mining is expected to continue at the Sadiola Main, FE3 and FE4 pits, at the current rates of production, until the end of the mine life in 2010.

Capital Costs and Financing

        The total capital cost associated with the development of the Sadiola Gold Mine was US$295 million, excluding capitalized interest during the construction period.

        SEMOS, through the IFC and a consortium of multilateral and bilateral agencies, borrowed US$169 million to fund the development of the Sadiola Gold Mine. The final semi-annual loan repayment of US$16 million was made on May 15, 2002. Anglo American Corporation of South Africa provided the balance of the funding required to complete construction of the Sadiola Gold Mine in the form of a subordinated loan. The remaining principal amount (including capitalized interest) of US$15 million under such loan was repaid on May 16, 2002.

        From start-up through to December 2005, SEMOS has made distributions to shareholders aggregating US$207 million of invested capital, of which US$78.79 million was received by IAMGOLD.

Mining Taxation/Foreign Exchange

        Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. SEMOS was exempt from such taxation prior to March 1, 2002. All operating costs, depreciation and financing charges are deducted in calculating net profits.

        A customs services tax of 3% based on the export value of gold production, and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses, are paid to the Government of Mali.

        When mining operations cease, SEMOS may not dispose of its plant and equipment until having provided the Government of Mali priority in acquiring them at their then estimated value.

YATELA GOLD MINE

Property Description and Location

        The mining permit area in Mali on which the Yatela Gold Mine is situated (the "Yatela Mining Permit") is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by YATELA, and covers 195 square kilometres. The shareholders of YATELA are Sadiola Exploration Limited ("SADEX") (which is indirectly owned 50% by IAMGOLD and 50% by AngloGold Ashanti) which holds an 80% interest and the Republic of Mali which holds a 20% interest.

        YATELA is governed by a shareholders' agreement dated May 27, 2000. Decisions of the directors of YATELA are by a majority vote. The board of directors of YATELA currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

        Each shareholder of YATELA is entitled to receive dividends, which may be distributed after payment of the financial obligations of YATELA, including the shareholder loan advanced by SADEX for the development and construction of the Yatela Gold Mine. Dividend distributions by YATELA also take into account the projected operating and capital expenses of YATELA and legal reserves required by applicable corporate law.

        The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit (see "Sadiola Gold Mine — Property Description and Location" above).

Operator

        YATELA has appointed AngloGold Mali as the operator of the Yatela Gold Mine on the same terms as described under "Sadiola Gold Mine — Property Description and Location — Operator" above.

Environment

        Under the concession agreement with the Government of Mali, YATELA is obligated to minimize the environmental impact of mining activities, and is required to rehabilitate the mine site once the Yatela Gold Mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

        A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. An integrated and comprehensive EMS has been implemented for the Yatela Gold Mine. The EMS ensures that disturbance to the environment is maintained within acceptable limits and that environmental policies are adhered to. An independent environmental audit of Yatela is conducted annually.

        There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Yatela Gold Mine adjoins the Sadiola Gold Mine to the north and its location and access are the same as for the Sadiola Gold Mine (see "Sadiola Gold Mine — Accessibility, Climate, Local Resources, Infrastructure and Physiography", above).

        The Yatela Gold Mine is located approximately 25 kilometres north of the Sadiola Gold Mine and is situated close to the main gravel road to Kayes, the regional capital, which is approximately 60 kilometres from the Yatela Gold Mine.

        The water needed by the Yatela Gold Mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela Gold Mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

        Electrical power is provided through six diesel powered generating sets located at the Yatela Gold Mine. Approximately 0.3 million litres of diesel fuel per month for power generation and mining is being supplied under a contract with Total/ELF via a 900 cubic metre diesel tank on-site. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A small townsite has been established to the northwest of the Yatela Gold Mine and it provides mainly single quarters, a park and recreation facilities for mine employees and their dependants, sewage treatment facilities and other amenities. Yatela Gold Mine employees have full access to all the facilities at the Sadiola Gold Mine. There are approximately 700 employees at the Yatela Gold Mine, including those employed by outside contractors. A microwave telephone system tied to the national grid at Kayes, satellite phones and satellite data connections, link the Yatela Gold Mine with the outside world.

        The terrain around the Yatela Gold Mine is generally flat, at an elevation of 125 metres above sea level.

History

        SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 for US$7.5 million from Eltin Limited ("Eltin") of Australia.

        SADEX commissioned a feasibility study, which was carried out by AngloGold (now AngloGold Ashanti) and presented in June 1999. The feasibility study incorporated extensive engineering and metallurgical studies, which investigated a number of different alternatives for mining and treating the resource. It concluded that an open pit mine feeding a 2.5 Mtpa heap leach operation was the most financially attractive of the alternatives studied.

        The final feasibility study prepared by AngloGold Ashanti in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 Mtpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period, at an average total cash cost of US$175 per ounce (inclusive of the Mali Government's 6% revenue taxes and AngloGold's management fee of 1% of revenue). The cost of the feasibility study was US$8.5 million.

        SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. Based on the final feasibility study, AngloGold and IAMGOLD approved proceeding with the Yatela Gold Mine after having negotiated the necessary Government of Mali approvals and authorizations in respect of shareholder agreements, company statutes and modifications to the original Eltin convention, pursuant to which Eltin held its interest in the northern part of the Yatela property. The first gold was produced from the heap leach and open pit operation in May 2001.

Geological Setting

        The Yatela Gold Mine is located within the Malian portion of the Kenieba-Kedougou window, a major Early Proterozoic — Birimian outlier along the northeast margin of the Kenema-Man Shield. The Yatela Gold Mine is located in the north of the window and is hosted by sediments of the Kofi Formation, which have been intruded by numerous felsic intrusives. The sediments dominantly consist of a fine-grained greywacke, probably distal turbidites and impure carbonates, with minor tuffs and acid volcanics.

Mineralization

        The primary gold mineralization at Yatela is mesothermal shear zone hosted. This primary mineralization is spatially associated with the contact between predominately dolomitic rocks of the Kofi formation to the west and a large dioritic intrusion to the east. This primary mineralization was concentrated to economic grades through dissolution of carbonate-rich rocks by supergene processes. Karsting of carbonate rocks resulted in the development of the Yatela Basin, which was gradually filled by sands and conglomerates during peneplanation and erosion of Proterozoic rocks. The chaotic collapse during karsting, coupled with high-energy sedimentary environments resulted in the orebody being hosted in a mélange-type rock made up of components of sedimentary rock and dissolution residue. Dissolution of dolomitic rocks results in large volume loss. Concentration of low-grade primary gold mineralization by this process is believed to be the most important factor in the genesis of the Yatela deposit.

Exploration

        All exploration activity is carried out by YATELA. In 2005 exploration was carried out on targets close to the Yatela pit, namely Niamboulamn Hill, Donguera North and Yatela Pit North.

Drilling, Sampling and Analysis, and Security of Samples

        The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of YATELA.

        Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Yatela Gold Mine.

        In combination with the SEMOS laboratory, Analabs (in Kayes) processes the exploration samples. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external for check assay.

        The resource drilling database system is the same as for the Sadiola Gold Mine (see "Sadiola Gold Mine — Drilling, Sampling and Analysis, and Security of Samples", above).

        Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

        QA-QC protocols are in place with respect to sampling procedures.

Mineral Resources and Ore Reserves

        See "Item 4 — Description of the Business — Reserves and Resources".

Mining Operations

        The Yatela deposit is being exploited by open pit mining techniques. The pit is currently designed to be 1,300 metres in length with a maximum width and depth of approximately 600 metres and 220 metres, respectively. Production began in March 2001, with ore being loaded onto the heap leach pads. Commissioning started in May 2001, and commercial production was achieved on July 4, 2001.

        The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Yatela, following risk management principles. The slope failures that have occurred have been of such a nature and scale as to have minimal impact on efficient mining operations. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

        Mining operations are carried out by Moolman Brothers, the same mining contractor employed at the Sadiola Gold Mine. Ore is transported to the ore stockpile, located in close proximity to the pit, and waste is transported to dumps located away from the influence of the pit. The ore stockpiling facility is located between the pit and the process plant and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing gold grades and clay contents to be laid down. Ore is reclaimed from the stockpiles and fed onto heap leach pads on a blended basis in respect of both clay content and grade, to minimize costs by being able to optimize cement addition rates, and to maximize the recovery of gold. The second function of the stockpile is to provide ore to feed onto the heap leach pads at times when pit operations are temporarily affected by external factors, such as during the four month rainy season from June to September, when relatively little mining is conducted.

        The Alamoutala deposit, located some 10 kilometres southeast of the Yatela deposit, was also exploited by open pit mining techniques. The pit was designed to be 850 metres in length with a maximum width and depth of approximately 200 metres and 80 metres, respectively. Production began in August 2003, with ore being trucked to the main Yatela heap leach processing circuit. The Alamoutala pit was effectively depleted by year-end 2004. A small reserve remains at Alamoutala which is expected to be mined in 2006-2007. A small pit named KW-18 is also expected to be mined in 2006. This contains a small 200,000 tonne reserve and is located to the west of the main Yatela pit.

Processing

        The process plant consists of a crusher feeding an agglomeration drum to produce a pelletized product suitable for heap leaching. Cement is added at a measured rate from cement silos to the output of the primary sizes. Cement is applied at a rate of approximately 20 kilograms per tonne when the first lift of any pad is being stacked, and at a rate of approximately eight kilograms per tonne when the second lift of any pad is being stacked. Efforts are being made to reduce the overall level of cement consumption. The plant was designed to produce 2.5 Mtpa of ore for stacking, but has exceeded this capacity in recent years.

        The discharge from the agglomeration drum is transported by an overland conveyor to the "grasshopper" conveyor and radial stackers which build each heap leach pad in two lifts. Each pad has a clay base on which a 1.5 millimetre high-density polyethylene ("HDPE") liner is placed. The HDPE liner is covered by a 600 millimetre cushion layer of saprolite to protect the liner. Gravel roadways are laid down on the lower lift of each pad in order to allow pads to be stacked and worked on in the rainy season. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold. The loaded carbon is transported to the Sadiola Gold Mine for toll treatment of the carbon to produce gold bullion and for regeneration of carbon, prior to its return to the Yatela Gold Mine for ongoing use.

        The average life of mine gold recovery rate incorporated in the feasibility study was 85%. Actual gold recovered from start-up to December 2005 was 80%. The leach cycle of the Yatela Gold Mine is longer than originally anticipated, however, the ultimate recovery rate for the contained gold is still expected to be 85%.

        The Yatela Gold Mine has built sufficient excess solution pond capacity to accommodate the effects of the rainy season. A detoxification facility has been installed which uses hydrogen peroxide, as required, to reduce cyanide levels to international discharge standards. Experience to date indicates that the detoxification process will only be needed in the rainy season if it becomes necessary to discharge excess solutions.

        In 2005 an additional storage pond was constructed to allow the mine to retain all the water during the rainy season.

Production

        The following table sets forth production information for the Yatela Gold Mine for the periods indicated:

	12 months to December 31
	2005	2004	2003
Tonnes processed (000s)	3,148	2,870	2,590
Grade (g/t)	3.0	3.4	2.8
Ounces produced (000s)	246	242	218
Total Cash Cost (US$ per ounce)(1)	269	263	244

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

        Mining is expected to continue at the Yatela Main pit until the end of the mine life in 2007. A study is currently being conducted to examine the feasibility of deepening the pit through a push back of the SW wall. If positive, this could extend the life of the mine into 2008.

Capital Costs and Financing

        On the original Yatela property (the property purchased from Eltin), the feasibility and capital costs were to be shared equally by IAMGOLD and AngloGold Ashanti. On the original SADEX concession areas incorporated into the Yatela Mining Permit, costs were the responsibility of AngloGold, to be later repaid by cash flow from any mine established by SADEX. Since the deposit straddled the original Yatela property and the SADEX concession, AngloGold Ashanti provided 65% of the feasibility and capital cost of the Yatela Gold

Mine, with IAMGOLD supplying the remaining 35%. The 15% difference between the 50:50 funding level and the actual 65:35 funding level is treated as an AngloGold Ashanti shareholder loan to AGEM Ltd., which will be repaid pari passu from cash flow from the Yatela Gold Mine. The AngloGold Ashanti loan to AGEM Ltd. is recourse only to cash flow from the Yatela Gold Mine.

        Feasibility and capital development costs for the Yatela Gold Mine were US$100 million. From 2001 through December 2005, YATELA has made repayments aggregating US$69.4 million of invested capital, of which US$22.9 million was received by IAMGOLD.

Mining Taxation/Foreign Exchange

        YATELA is exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Otherwise, the mining taxation applicable to YATELA is the same as that applicable to SEMOS (see "Sadiola Gold Mine — Mining Operations — Mining Taxation/Foreign Exchange" above).

TARKWA GOLD MINE

Property Description and Location

        IAMGOLD holds an aggregate 18.9% interest in GFGL. GFGL has rights to operate and develop a property known as the Tarkwa concession in Ghana, which includes the Tarkwa Gold Mine. Gold Fields Limited ("Gold Fields") is the operator of the Tarkwa Gold Mine and majority shareholder of GFGL with a 71.1% interest. The Republic of Ghana holds a 10% free carried interest.

        The Tarkwa Gold Mine is located in southwestern Ghana, about 300 kilometres by road west of Accra, the capital. The Tarkwa Gold Mine consists of an open pit operation on the Tarkwa property and the adjacent northern portion of the Teberebie property acquired by GFGL in August 2000. The Tarkwa Gold Mine operates mining leases covering a total area of approximately 20,700 hectares. The Tarkwa property is covered by five mining leases, each dated April 18, 1997, in respect of operations at the Tarkwa property, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for the operations at the Teberebie property. The Tarkwa property mining leases expire in 2027 and the Teberebie property mining leases expire in 2018. The Government of Ghana is entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Tarkwa Gold Mine.

Operator

        Gold Fields is the operator of the Tarkwa Gold Mine. In consideration for its services, Gold Fields receives a management fee equal to 2.5% of GFGL gold revenues per annum. As of December 31, 2005 the Tarkwa Gold Mine had a compliment of approximately 3,050 employees, including those employed by outside contractors.

Environment

        GFGL has received all required environmental operating permits for the Tarkwa Gold Mine from the Ghana Environmental Protection Agency ("EPA"), and an environmental certificate covering all operations at site has been issued by the EPA. GFGL has submitted a costed reclamation plan for the property which has been approved by the EPA. A reclamation security agreement with the EPA has been finalized and GFGL has posted a reclamation bond based upon the reclamation security agreement in the amount of US$6 million covering disturbance associated with the operation. Bond levels are subject to review and update every two years under the agreement.

        An environmental management plan for the Tarkwa Gold Mine has been submitted and approved by the EPA. Additionally, the environmental permit for construction and operation of the CIL mill and tailings dam has been issued.

        All required environmental permits are in place for operations at the Tarkwa Gold Mine, including construction and operation of the new mill/CIL project. An ISO14001 certified EMS is in place, and two surveillance audits were successfully completed by external auditors. The EMS includes operational procedures related to minimization of risk associated with environmental impact. A comprehensive training program has been implemented to ensure that the workforce is competent in these procedures.

        Concurrent rehabilitation continued as part of an integrated mine plan, with reclamation being completed on leach heaps, waste dumps, and open pit areas. A comprehensive life of mine decommissioning and reclamation plan has been developed and pre-funding for reclamation liability is maintained, including a provision for monitoring after mine closure. No significant remediation issues have been identified for closure of the mine due to the favourable geochemical nature of the ore and waste materials. Interactions with stakeholders are frequent and occur through regularly scheduled meetings, visits to local communities by company staff, visits to the mine site by community members and other stakeholders, and maintenance of an open door policy for all stakeholders to address any concerns that they may have. Social responsibility projects have been implemented within the company's greater sustainable development program, with a focus on developing sustainable livelihoods, improving education, health, and sanitation conditions, and provision of potable water. Employment policies strive to maximize recruitment from affected communities wherever practical.

        A new tailings storage facility has recently been constructed. The designers were external consultants with an established reputation for the design of such facilities. The facility has a design capacity of 84 million tonnes and is a hillside impoundment south of the existing north heap leach pads.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Tarkwa Gold Mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked into the property.

        The area has a tropical climate with two wet seasons (March to July and September/October), with a Hamattan dry season from mid October to March. Temperatures range from 21°C to 32°C, and rainfall averages approximately 2000 millimetre per annum. The vegetation is a mixture of tropical rain forests and semi-deciduous forest. Deforestation, due to subsistence farming by the local population, has altered the vegetation in the environs of the mines to secondary forest, scrub and cleared land. No primary forest is found on the concession. The operating season is continuous throughout the year.

        The topography of the Tarkwa concession comprises a series of prominent ridges and valleys. No major rivers traverse the mining area.

History

  IAMGOLD

        Pursuant to an agreement dated October 13, 1993, Mutual Resources Limited ("Mutual") acquired Crescent Mining Finance Limited ("Crescent Finance"), which held a 5% interest in GFGL. Golden Knight Resources Inc. ("Golden Knight"), a Canadian public company at the time, acquired Mutual in October 1995.

        Pursuant to a letter agreement dated August 16, 1996 and amended on September 24, 1998 between Golden Knight and Cabo Frio Investments A.V.V. ("Cabo Frio"), Golden Knight acquired a further 12.5% interest in GFGL.

        Pursuant to a share purchase and assignment agreement dated March 4, 1999 with Cabo Frio, Repadre Capital Corporation ("Repadre") purchased from Cabo Frio on April 30, 1999, shares of GFGL representing a 1.4% interest in GFGL.

        In April 1999, Repadre and Golden Knight completed a business combination and, effective January 1, 2000, Repadre, Golden Knight and Mutual amalgamated under the name "Repadre Capital Corporation". Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGOLD, pursuant to a court-approved plan of arrangement, and effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGOLD.

  GFGL

        GFGL was incorporated in 1993 to hold the Tarkwa concessions. In June 1993, the Government of Ghana entered into an agreement with GFGL under which GFGL would operate the mine under a management contract. The mine then became known as Tarkwa Gold Fields Limited. In 1996, a pre-feasibility study into an open pit/heap leach operation, undertaken on behalf of GFGL by SRK Consulting, concluded that such a project was economic. This study was followed up with a feasibility study and the subsequent approval to proceed with the project. Open pit operations began in 1998.

        In August 1999, GFGL suspended all underground mining operations at the Apinto shaft and AVS sections as they had become uneconomic. The milling plant continued to process remaining ore and clean up material until shutdown in December 1999. At that stage, GFGL withdrew totally from the underground operations, allowing the mine to flood.

        In August 2000, following the acquisition by Ghanaian Australian Goldfields Limited ("GAG") of the Teberebie lease and operations, GFGL acquired the northern part of the Teberebie lease from GAG. The facilities, comprising the Teberebie open pit and heap leach pads and associated equipment, were recommissioned at a cost of US$11 million, and placed into production. This expansion increased the heap leach production capacity from 7.2Mtpa to 12.6Mtpa. Currently the heap leach areas are capable of processing 16 Mtpa.

        In 2003, a decision was made to expand the operation to 20Mtpa by adding a CIL processing plant. This plant was commissioned in late 2004.

Geological Setting

        Gold mineralization at the Tarkwa Gold Mine is hosted by Proterozoic Tarkwanian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and is similar to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate units occur in the concession area, within a sedimentary package ranging from 40 metres to 110 metres in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

        Five separate production areas are centred on the Pepe Anticline, a gently north plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and interlayered waste zones between the areas of mineralization thicken to the west.

Exploration

        Exploration is initially carried out by Gold Fields using diamond drilling to produce continuous core sampling through the sequence of mineralized reefs. Core is logged and halved with one half retained for quality control and validation purposes. The remaining core is sent to Transworld laboratories in Tarkwa, for assay.

        Check assaying is carried out at SGS laboratory, which is also based in Tarkwa. Core drilling is initially carried out on a wide spaced grid of 200 metres along strike, and 100 metres in the dip direction (400 metres by 200 metres in some cases). This grid is then infilled to a final spacing of 100 metres by 100 metres. Core logging and sampling is carried out based on the recognition of geological boundaries and marker horizons.

        Grade control is carried out by close spaced infill drilling of the exploration grid using RC drilling on a 25 metres by 25 metres grid spacing. In some areas of known structural complexity this spacing is reduced to either 25 metres by 12.5 metres or 12.5 metres by 25 metres. The Kottraverchy pit area is to be drilled using this closer spaced grade control.

Mineralization

        Gold occurs as sparsely distributed tiny specks hosted within the matrix of phyllosilicates, the silicified matrix of conglomerates and occasionally associated with recrystallized hematite. The gold occurs predominantly in a native state, with minor electrum and copper-gold alloy. The gold particles have an average size range from

50 to 150 microns. The finer gold is distinctly spherical in shape, whereas the coarser grains are more globular or hypidiomorphic. Silver content varies from 3% to 7% of the gold.

        X-ray diffraction reveals that the ore consists essentially of quartz, minor amounts of mica, possibly muscovite, and trace quantities of iron oxides, mainly titanium-bearing hematite. Accessory oxides present include magnetite, goethite, ilmenite and rutile. Accessory amounts of chlorite, possibly corrensite, and the carbonate mineral ankerite were also detected. Sulphide minerals have not been detected in the ore.

Drilling, Sampling and Analysis, and Security of Samples

        A total of 1,777 exploration boreholes have been drilled on the Tarkwa concession, of which 1,367 were drilled by GFGL, 177 by Pioneer (Teberebie), 11 by Ghana Australia Goldfields and the 224 by the State Gold Mining Corporation. All these exploration drill holes are incorporated into the database. A total of 458 RC boreholes are included in the 1,779 GFGL drillholes, the remainder being diamond cored drill holes. The total exploration drilling meterage is some 144,000 metres.

        A total of 481,496 metres of grade control RC drilling (14,441 boreholes) have been drilled on the concession. All grade control drill holes have also been captured in the geological database.

        The primary database captures the following: (1) the collar positions of all RC and diamond core drilling holes, (2) down-the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes.

        Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

        Tarkwa's quality control program consists of the following internal controls: (1) field re-splits every 20th sample, i.e. a coarse duplicate (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results); (2) laboratory repeats every 20th sample (a second sample taken after the first stage of comminution that indicates preparation errors), as well as repeat fire assays every 10th sample (every sample that assays above three g/t is repeat assayed using fire assay); and (3) the laboratory repeat assays pulps at random (indicates analytical variance). Five percent of all sample pulps are checked by an umpire laboratory to assess the quality of analysis. The laboratories also participate in regular round robin analyses. QA/QC protocols are in place with respect to sampling procedures.

        The Tarkwa Gold Mine maintains an ongoing grade reconciliation program between current mineral resource grade and tonnage models, with actual tonnes mined and grades as measured across the belts feeding the heaps.

Mineral Resources and Ore Reserves

        See "Item 4 — Description of the Business — Reserves and Resources".

Mining Operations

        The location of the mining areas is defined through the long-term planning process. The boundaries of the pits are pegged out and the mining area is cleared of bush and topsoil with a bulldozer. This material is later relocated for rehabilitation purposes. After clearing, RC grade control drilling is carried out, and the grade control geological models constructed. The short-term plans and forecasts are updated with this information, and mining then commences. From the highest point in the pit, material is free-dug or blasted to the first blasting bench. Thereafter, 6 metre benches are blasted, which are then mined in two 3-metre flitches. Material along the daylight side of the pit is often free dig.

        Mining is highly selective, with backhoe excavators used to select off waste from the ore, and vice versa, to an estimated accuracy of approximately 30 centimetres. In-pit geologists supervise all digging activity, and ore material is either run-of-mine, delivered to one of two primary crushers, or low grade, which is stockpiled close to the north primary crusher, dependent on grade. Waste material is hauled to the nearest waste dump. Ore is hauled using a fleet of twenty-four 144-tonne dump trucks and seven diggers.

        The life of mine wall angles, as applied to the current life of mine plan, generally range between 36 and 45 degrees in the upper weathered region and range between 55 and 65 degrees in the lower "fresh regions" of the pits. If a ramp exists in a wall, the overall wall slope angle is further reduced; there is no attempt to steepen the areas above and below the ramp to achieve the above-mentioned wall angles. Internal batter angles are considered on an area-by-area basis depending on the nature of the material. Geotechnical staff have been assigned to collect geotechnical data for analysis and to advise on mine design. Wall monitoring has become routine, and a preliminary series of piezometric boreholes have been drilled in order to monitor water movements. Appropriate software has been purchased to analyse wall failure potential and on-site users have been trained to use it in order to advise the mine planners. The data is regularly reviewed on-site (at least twice yearly) by professional geotechnical engineers in order to ensure that designs meet accepted standards. The optimal pit for the selected gold price, as defined by the Whittle optimization, adjusted for dilution, forms the basis of the life of mine pit design.

        Final ramp positions are laid out to access all parts of the life of mine pits. All ramps are, as far as possible, laid out on the footwall so as to avoid additional waste mining. Waste haul routes are laid out according to the estimated position of the waste dumps, which is intended to be the shortest possible distance from the pit limit. Given that the pit limit is a function of gold price, waste dumps are planned for the footwall side of the pits where possible. In-pit dumping has been considered where deemed practical.

        Blasting operations utilise relatively close patterns, typically 3.2 metres by 3.6 metres, with a drill hole diameter of 102 millimetres. The blast design has been set up to preserve, as far as possible, the integrity of the ore and waste contacts, and to allow for visual identification of the zones by the in-pit geologists.

        Mining at the Tarkwa Gold Mine was, until June 2004, carried out by African Mining Services ("AMS"), a subsidiary of Henry Walker Eltin Group Proprietary Limited, an Australian contracting company. AMS provided employees, supplies and equipment for mining at Tarkwa, including drilling, blasting, ore and waste mining and haulage of material produced from the mining activities. The mine has now converted to owner mining and has purchased a full mining fleet for operating in the open pits that make up Tarkwa.

        The focus of operations in fiscal 2005, apart from meeting planned grades and strip ratios, was to achieve the split of high and low grade and high and low porosity ores to meet the respective needs of the heap leach plant and the new mill and CIL plant.

Processing

        The Tarkwa Gold Mine currently utilizes a combination of conventional heap leach techniques and conventional CIL processing to recover gold. Heap leach operations consist of two separate heap leach circuits, namely, the Tarkwa "north" plant and the Teberebie "south" plant acquired in August 2000. The Tarkwa north heap leach plant was commissioned in 1998 while the Teberebie south heap leach plant was commissioned in 1992. The two plants each have multiple stage crushing and screening processes combined with agglomeration and a combined capacity of approximately 16 million tonnes per annum.

        Following a bankable feasibility study ("BFS") completed in December 2002 by Lycopodium Pty Ltd., a new 4.2 million tonnes per annum CIL conventional mill operation was commissioned in November 2004 at a cost of US$85 million, raising the total processing capacity to 20 million tonnes per annum.

Production

        The following table sets forth production information for the Tarkwa Gold Mine for the periods indicated:

	12 months to December 31
	2005	2004	2003
Waste mined (000t)	68,773	55,590	31,640
Ore mined (000t)	20,702	17,740	16,600
Strip ratio	3.3	3.2	1.9
Heap leach:
Head grade (g/t)	1.2	1.3	1.4
Tonnes crushed (000t)	16,449	16,160	15,600
Expected yield (%)	78	78	74
Gold produced ounces (000)	492	525	555
CIL:
Head grade (g/t)	1.7	1.7	—
Ore milled (000t)	4,610	850	—
Recovery (%)	98	96	—
Gold produced ounces (000)	233	28	—
Total gold produced ounces (000)	725	553	555
Total Cash Costs (US$/oz)(1)	268	250	224

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods, such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

        Based on the mineral reserves at June 30, 2005 and an average estimated production rate of 20.1 million tonnes per annum the Tarkwa Gold Mine has an estimated life of 20 years.

Capital Cost

        The capital spending at Tarkwa for the year ended December 31, 2005 was US$43.7 million, down sharply from the US$160 million spent in 2004. Capital expenditures for 2004 included US$72 million for the new mill and US$67 million for the new mining fleet.

Mining Taxation/Foreign Exchange

        Ghanaian resident companies are subject to tax on the basis of income derived from Ghana. The standard corporate income tax rate is currently 28%, and there is also a national reconstruction and development levy of 0.75% of operating profit, introduced on January 1, 2001. The Government has lowered the corporate income tax rate to 25% effective January 1, 2006. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowance consists of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the memorandum of agreement entered into between the Government of Ghana and GFGL, the government has agreed that no withholding tax will be payable on any dividend or capital repayment declared by GFGL which is due and payable to any shareholder not normally resident in Ghana.

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions by residents involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account.

        Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

DAMANG GOLD MINE

Property Description and Location

        IAMGOLD holds an 18.9% interest in Abosso. Abosso has rights to operate and develop a property known as the Damang concession in Ghana, which includes the Damang Gold Mine. Gold Fields is the operator of the Damang Gold Mine and the majority shareholder of Abosso, with a 71.1% interest. The Republic of Ghana holds a 10% free carried interest.

        Damang Gold Mine is approximately 280 kilometres by road west of the capital, Accra, and 140 kilometres by road from the port of Takoradi on the Atlantic coast. The Damang property is covered by a mining lease granted to Abosso by the Government of Ghana on April 19, 1995. The mining lease was amended on April 4, 1996 and now covers 52.39 square kilometres. The mining lease was granted for a period of 30 years, expiring on April 19, 2025. In addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang Gold Mine at a fair market price. The Government of Ghana is also entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Damang Gold Mine.

Operator

        Gold Fields is the operator of the Damang Gold Mine. In consideration for its services, Gold Fields receives a management fee of US$1.5 million per annum. As of December 31, 2005, the Damang Gold Mine had approximately 890 employees, including those employed by outside contractors.

Environment

        Abosso is in full compliance with environmental regulatory requirements in Ghana and all environmental permits are up to date for the Damang Gold Mine. Abosso has signed a reclamation security agreement with the EPA, which is secured by the provision of an irrevocable letter of credit in the amount of US$2 million and a cash deposit of US$200,000. The EMS for the Damang Gold Mine has been certified under the ISO 14001 standard, effective July 2003, and remains in conformance with the certification.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Damang Gold Mine is located 40 kilometres north of the town of Tarkwa and 140 kilometres by road from the port of Takoradi on the Atlantic coast. It has good access roads and an established infrastructure, and most supplies are trucked into the property. The Damang Gold Mine has access to the national electricity grid. For description of the climate and topography in the general area, see "Tarkwa Gold Mine — Accessibility, Climate, Local Resources, Infrastructure and Physiography" above.

History

        In 1989, Ranger Minerals Limited ("Ranger"), a public company listed on the Australian Stock Exchange, began evaluation of the feasibility of re-treating the tailings at the old Abosso underground mine, located at the southern end of the lease area (the "Old Abosso Mine"). As that evaluation proceeded, the focus shifted from the tailings to the north-eastward extension of the auriferous Banket conglomerates, toward Damang village. An extensive area of artisanal mining was found at Damang and exploration adits by previous explorers had exposed flat-lying quartz veins with wall-rock alteration selvages after disseminated sulphides. Artisanal miners were exploiting colluvium shedding from two low ridges, and gold appeared to be associated both with Banket conglomerate and with the vein system. Through 1990-92, a program of pitting and trenching demonstrated near-surface mineralization over about three kilometres strike length. Drilling commenced in mid-1993 and progressively more intensive efforts saw a resource totalling about 3Moz established by early 1996. A feasibility study demonstrated that surface mining of the deposit to about 200 metres depth would be viable. Open pit mining operations commenced in August 1997, and gold production in November 1997, with a nameplate CIL plant throughput capacity of 3Mtpa.

        Repadre acquired an 18.9% interest, and Gold Fields a 71.1% interest, in Abosso on January 23, 2002 pursuant to an acquisition agreement dated October 20, 2001 among Repadre, Gold Fields, Ranger Minerals and Abosso Gold Holdings S.A., a wholly-owned subsidiary of Ranger which was the original holder and the vendor of the interest. The aggregate purchase price for the 90% interest in Abosso, and for the assignment of AU$75.7 million of indebtedness of Abosso to Ranger, consisted of AU$63.3 million in cash contributed by Gold Fields, and 4 million common shares of Repadre, giving Repadre an 18.9% interest in Abosso and 21% of the shareholder loans.

        Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGOLD, pursuant to a court-approved plan of arrangement and, effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGOLD.

Geological Setting

        The orebodies of the Damang Gold Mine comprise stockwork sulphide deposits and Banket conglomerates. The Kwesie-Lima and Tomento deposits are characterized by mineralization hosted within Tarkwaian palaeoplacer deposits, present as individual tabular quartz pebble conglomerate units interlaminated within quartzites and argillaceous sandstone units. The main Damang pit, Amoando and Rex deposits are epigenetic hydrothermal quartz lodes also present within the Tarkwaian sedimentary host rocks.

        The Abosso-Damang area lies close to the eastern margin of a structural basin, commonly referred to as the Ashanti Belt, an area that features a number of major regional fold structures including the Damang Anticline. The main Damang pit is located close to the closure of the anticline, whereas the Kwesie-Lima deposit is located within the eastern limb and the Amoando, Rex and Tomento deposits are all located within the western limb of the antiformal structure. Mapping of the Damang Anticline shows this structure to be a tight fold, plunging shallowly toward the north-northeast. The western limb of the Anticline is displaced downward and to the south by a major fault.

Exploration

        Following the acquisition of the Damang Gold Mine in January 2002, an exploration program was started by Gold Fields to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. Following completion of the bulk of the drilling by the middle of fiscal 2003, a full time evaluation project, the Damang Extension Project ("DEP"), was launched to turn this exploration to account. This work has successfully brought additional mineral resources and reserves to account from the conglomerate Tomento North and Tomento East ore bodies, and from the hydrothermal Amoanda and Rex prospects, which are expected to add a further year of life to this mine. The DEP has also identified an opportunity to undertake a cutback of the main Damang pit. A positive decision for the cut back of the Damang pit was made in the second quarter of 2005. This cut back is expected to access 9.2 million tonnes grading 2.4 g/t, or 709,000 ounces. Stripping began in the second quarter of 2005.

Mineralization

        Silicification and quartz veining are the most obvious and widespread effects accompanying hydrothermal gold mineralization. The majority of gold is intimately associated with pyrite-pyrrhotite mineralization which occurs in selvages around quartz veins. The veins themselves rarely contain sulphides but do occasionally show coarse gold particles associated with accessory minerals. Thin seams of fine chlorite-carbonate commonly occur on vein margins, and it is in such seams that visible gold is usually observed.

        Mineralized alteration selvages commonly extend for between 30 centimetres and 1.5 metres on either side of quartz veins, such that large volumes of continuous mineralization form in areas of intense veining. Auriferous pyrite and pyrrhotite occurs predominantly as coarse crystals up to one centimetre disseminated throughout the vein selvage. These crystals usually show a distinct zoning: an internal remnant of pyrite surrounded by a selvage of pyrrhotite. The pyrrhotite may then be surrounded by a very thin replacement rim of siderite. Most gold occurs on pyrite and pyrrhotite cracks and grain boundaries, and the proportion of sulphides visible in samples is a good guide to gold grade.

        The palaeoplacer mineralization present at the Damang Gold Mine is similar, but not identical in character to the Tarkwaian mineralization present and exploited at the Tarkwa Gold Mine. The conglomerates developed at Damang contain sub rounded to angular clasts and display poorer sorting compared to the conglomerates at Tarkwa. The Tarkwaian conglomerates contain volumetrically insignificant sulphides, and the opaque mineralogy of these rocks is dominated by hematite and magnetite. Sulphides are typically restricted to selvages of exogenic quartz veins or dykes within the sequence. Gold is typically concentrated within the lower parts of the conglomerate units.

Drilling, Sampling and Analysis, and Security of Samples

        All grade control drill holes have also been captured in the geological database. The primary database captures the following: (1) the collar positions of all RC and diamond drillholes, (2) down-the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes. Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

        The Damang Gold Mine has developed a stringent sample preparation and analysis regime along with a strict quality control program. All exploration drilling utilizes 50g fire assay analysis, unless otherwise prescribed. At times, bottle roll tests with catalyzed cyanide leach (800g charge) is employed where closer spaced infill grade information is required. Samples are always under the supervision of Abosso staff until submitted to the laboratory, and a system of sample submission ensures the tracking of sample progress in the system.

        Damang's quality control program consists of the following: (1) field re-splits every 100th sample (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results), (2) laboratory repeats every 25th sample (a second sample taken after the first stage of comminution that indicates preparation errors), (3) pulp repeats every 25th sample (indicates analytical variance), (4) blanks every 50th sample (indicates carry-over of gold between successive samples due to improper cleaning of laboratory equipment), and (5) standards every 50th sample (low value, medium value and high value standards, are submitted (supplied by RockLab and Gannet) to ensure the calibration of analytical equipment is correct). Periodically, sample pulps are submitted to alternate laboratories to assess the quality of analysis. The laboratories also participate in regular round robin analyses. QA/QC protocols are in place with respect to sampling procedures.

Mineral Resources and Ore Reserves

        See "Item 4 — Description of the Business — Reserves and Resources".

Mining Operations

        Mining at the Damang Gold Mine is carried out by open pit method using a contractor fleet operated by AMS. AMS has held the earth-moving contract since the commencement of operations in November 1997. Mining is carried out at a number of pits located on the Damang Mining Lease.

        Fresh rock and transitional zones are drilled and blasted in six metre lifts with excavation in three metre flitches. The majority of oxide material is excavated without the requirement of blasting. Ore and waste is loaded by three hydraulic excavators in backhoe configuration, while hauling is done using trucks with a payload capacity of approximately 90 tonnes.

        Ancillary equipment includes bulldozers, graders, water trucks, and service truck vehicles supporting the drill-and-blast and haulage operations through vehicle, road, and bench maintenance, dust and erosion control.

        Waste material is hauled to planned dumps located proximal to the pit. The mine has a progressive reclamation plan whereby, as areas become inactive, they are immediately rehabilitated through contouring, replacement of topsoil, seeding and planting and fertilization.

        A number of stockpiles have been established over the years to blend and smooth mill processing. Stockpiles are categorized according to grade (run-of-mine ore greater than 1.6 g/t, medium grade ore from 1.1 g/t to 1.6 g/t, and low grade ore less than 1.1 g/t) and according to ore type (laterite, oxide, and primary ore). Milling is based on a schedule of three million tonnes per annum of fresh ore and 1.65 million tonnes per annum of oxide ore.

Processing

        The milling circuit was commissioned in November 1997 at the design throughput of three million tonnes per annum. A number of modifications and optimizations allowed an increase in the annual throughput to approximately five million tonnes per annum. The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 600 tonnes per hour (14,000 tonnes per day) with an average availability of 92%.

        The plant is processing a blend of hard, unweathered ore or fresh rock (phyllite, dolerite and sandstone) and of highly weathered oxides (laterite, saprolite). The current blend is varying between 60% and 75% fresh rock, depending on the ore grade, availability of the ore, and state of the SAG liners.

        The crushing plant reduces the run-of-mine ore from 80% passing 800 millimetres, to about 80% passing 200 millimetres, with discharge sent to a reclaim ore stockpile with a live capacity of about 10,000 tonnes, and total capacity of 100,000 tonnes. The ore then progresses to the milling section, which consists of a SAG mill and a ball mill. Cyanide is added at the feed of the ball mill to maximize the gold dissolution during the grinding and reduce the accumulation of free gold in this part of the circuit.

        Gold dissolution is completed in the CIL section and is subsequently recovered with activated carbon. In the thickening area of this section, much of the cyanide and lime in the liquid component can be recovered and re-used in the plant. Part of the thickener overflow is diverted to the plant, while the remainder is sent to the process water dam where it is mixed with the tails return water and pumped back to the plant.

        In the elution and gold recovery section, the adsorbed gold on the carbon is returned into solution and is then electroplated onto stainless cathodes. Periodically, the gold loaded stainless steel is removed from the electro-winning cells to remove the plated gold into a hopper, where it is filtered and the sludge smelted after it has been dried in an oven.

Tailings Disposal

        Waste material from the process is passed through a tailings water thickener to recover water and reagents before it is pumped to the east tailings dam located approximately two kilometres east of the processing plant. Total capacity of the east dam was 30 million cubic metres. A 5 metre lift was constructed during 2005 adding sufficient capacity into the latter part of 2006. A study is currently underway to determine the best option for further tailings disposal.

        The old south tailings dam is located 2.5 kilometres to the southeast of the process plant, was decommissioned in 2002, and is in the process of being vegetated and reclaimed.

        Both tailings dams are located in areas with a number of natural ridges and hills, which have significantly reduced the earthworks required for the dam constructions. The tailings dams have been designed by specialist consultants to contain extreme rainfall events. The designs require that a minimum freeboard of one metre be maintained at all times during the operational life of the mines in order to provide sufficient storage to contain a one in 100 year rainfall event over a 72 hour period. The drying out of the deposited tailings is maximized by rotating the discharge point around the dam perimeters. This method of disposal allows the tailings to gain a higher density and strength, and will assist in minimizing seepage.

        The tailings dam walls are earth, and the crests are approximately 26 meters. The walls of the dams are keyed into the embankments. Wells have been drilled into the walls to monitor possible leakage. In addition, piezometers have been fitted to the dam walls to monitor any movement.

Production

        The following table sets forth production information for the Damang Gold Mine for the periods indicated:

	12 months to December 31
	2005	2004	2003
Waste mined (000t) capital	3,541
Waste mined (000t) operating	11,848	7,450	12,250
Ore mined (000t)	2,701	4,820	5,250
Head grade (g/t)	1.5	1.9	2.1
Strip ratio (waste: ore)	4.4	1.5	2.3
Tonnes milled (000)	5,170	5,390	5,080
Recovery (%)	92	90	91
Gold produced ounces (000)	230	296	303
Total Cash Cost (US$/oz)(1)	347	221	230

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods, such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

        Based on the mineral reserves at June 30, 2005 and the current production rate of 5.2 million tonnes per annum, the Damang Gold Mine is expected to continue in operation until 2010. (With the approval of the Damang cut back and the addition of more oxide ore from satellite pits, Damang has increased its reserve base frp, 2004).

Capital Cost

        The capital spending at Damang for the year ended December 31, 2005 was US$15 million, which was directed primarily towards the pit cut back and sustaining capital.

Mining Taxation/Foreign Exchange

        The mining taxation applicable to the Damang Gold Mine is the same as that applicable to the Tarkwa Gold Mine (see "Tarkwa Gold Mine — Mining Operations — Mining Taxation/Foreign Exchange", above).

        Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana. The level of repatriation is subject to renegotiation every two years, and has increased from the initial rate of 20% set in 1996.

        Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees future tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

MUPANE GOLD MINE

Property Description and Location

        The Mupane Gold Mine consists of an open pit mining operation exploiting the Tau, Kwena and Tholo gold deposits. The mine area is located in the eastern part of Botswana roughly 30 kilometres southeast of the town of Francistown.

        The Mupane Gold mine is owned 100% by Mupane Gold Mining (Pty) Ltd., a wholly owned subsidiary of IAMGOLD. The Mupane mining license (the "Mupane License") covers an area of 1,165.6 Ha and is located on two adjoining farms. The adjacent Shashe mining license is owned 85% by the Company.

        The Mupane License grants permission to the holder to mine for gold in the mining license area for a period of ten years commencing on September 5, 2003 and ending on September 4, 2013. To retain the Mupane License, the holder must: pay an annual license fee to the office of the Director of Mines; carry out mining operations strictly within the license area and in accordance with the approved program of mining; and pay a royalty to the Government monthly. In addition, the Mupane License area is subject to notarial mineral leases with each of the two farm owners which grant sole and exclusive access within the mining lease areas to search for, mine, win and recover gold in all forms in, on and under the mining lease areas, plus further rights set out fully within the lease documents. To retain these lease arrangements, the holder must pay monthly rental fees, escalated annually. The mineral leases endure for a period of 10 years from the date of issue of the Mupane License, and will be automatically renewed upon renewal of the Mining License for a further period of 10 years.

Environment

        The Mupane Gold Mine is in the process of developing and implementing an environmental management system to manage the environmental aspects and legal and other obligations relating to its activities. The aspects addressed include those that the Company can directly control through its own operations and also those related to the activities of its contractors and suppliers that it can influence. The system is being developed and maintained based on the framework of ISO 14001.

        The Botswana Mines and Minerals Act (1999) requires mining companies to develop mine closure and rehabilitation plans to make the site safe and rehabilitate the environment to as close as possible to its natural state. These plans need to be submitted to the Director of the Department of Mines for consideration and approval.

        Completion criteria are an agreed set of environmental indicators which, upon being met, demonstrate successful rehabilitation of a site. Completion criteria are specific to the operation and reflect the environmental, social and economic circumstances of the mine site, while also being flexible enough to adapt to changing circumstances without compromising the ultimate agreement. While the current environmental management plan coves completion criteria, some criteria have yet to be fully defined.

        The total cost estimate for the closure of the Mupane Gold Mine is 20.1 million Botswana Pula (BWP) or US$3.2 million. This cost estimate includes the following: 1) costs for biannual water monitoring, biannual geotechnical monitoring and technical studies (surface water, groundwater and the final void water studies) for all pits; 2) costs for the dismantling of infrastructure for the office and amenities, stores and crib room, laboratory, cyanide storage area, geology container, sewage farm and potable water plant, as deconstruction activities are usually done under a job lot contract; and 3) costs for rehabilitation monitoring for five years, after the majority of the rehabilitation has been completed.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Mupane Gold Mine is located in generally flat terrain with sparse vegetation, permitting relatively easy access for exploration. Dominant land use is cattle farming with individual land holdings tending to be relatively large and consisting of unimproved pasture rather than cultivated land. The Mupanipani chert ridges form a prominent "V" shaped positive topographic feature in the area. The "V" has its long axis orientated northwest-southeast and the limbs of the chert unit on either side of the "V" are termed the Vermaaks trend (east-west) and the Dinokwe trend (southeast-northwest). The highest point occurs on the Vermaaks trend at an elevation of 1,069 metres above sea level. The ridges are covered by abundant Mupane trees and Syringa trees with minor Acacia, Combretum and Kirkia. The flat lying areas support a mixed Mupane and Acacia tree savannah.

        The Mupane Gold Mine is located about 30 kilometres southeast of the town of Francistown, population 300,000. Transport to Mupane is by private vehicles or staff buses. Best access is via the tarred Francistown-Matsiloje road. Alternative access is possible on the all weather old Francistown-Matsiloje gravel road. The road distance is about 50 kilometres. A private airfield is located on a farm which comprises the southeast portion of the Mupane mining lease area.

        Situated close to the subtropical high-pressure belt of the southern hemisphere, Botswana has a dry, semi-arid climate. Rainfall is erratic and sporadic, with the mean annual rainfall of 450 millimetres ranging from 250 millimetres in the southwest to over 650 millimetres in the northeast. The main rainy season occurs in the summer months between November and April, with significant variations from year to year and periods of severe drought. Average daily maximum temperatures range from 22°C in July to 33°C in January, while average daily minimum temperatures in the same months range from 5 to 19°C. Overall, the temperature range is considerable, with the southern Kgalagadi experiencing extremes of less than -5°C at night up to 43°C during the day.

        The mine is connected to the Botswana national power grid and obtains its water from the Shashe Dam located west of Francistown.

History

        Gallery purchased the then operating Monarch Mine (now closed) in the Tati Greenstone Belt ("TGB") in 1994. The company then conducted small scale mining operations at Monarch and in the Golden Eagle area until mid-1998. In 1996 following a regional analysis of the Zimbabwe Craton the company acquired prospecting rights over the bulk of the TGB. The TGB is well exposed and soil cover is generally thin indicating that standard soil sampling techniques should work well.

        Several significant anomalies were discovered in areas of old workings throughout the TGB. One of these anomalies was a coincident gold-arsenic in soil anomaly in the region of the Mupanipani Hills some 30 kilometres southeast of Francistown. Follow up trenching led to the discovery of gold mineralization associated with strongly silicified iron rich cherty sedimentary horizons. Subsequent reverse circulation drilling in 1999 in several areas led to the discovery of what is now the operating Mupane Gold Mine.

        A bankable feasibility study for a 1.0 million tonne per annum gold operation at the Mupane Gold Mine in Botswana was completed in May 2003. The project consisted of the construction of a gold process plant and related infrastructure to process ore from open pit mining operations in the Mupane and Signal Hill areas. An application for a mining license over the Mupane area was lodged in Botswana with the Department of Mines in June 2003 and approved at the end of September 2003 valid for a period of 10 years.

        Construction of the processing plant commenced in 2003 with commissioning completed October 2004 and the first gold pour occurring in November 2004. Full gold production was achieved in January 2005, and the project had its official opening in February 2005.

Geological Setting

        The Mupane Mine is hosted by metasediments within the TGB. The TGB is an isolated remnant of Archean volcanics and sediments located on the far western edge of the Zimbabwe Craton. The Zimbabwe Craton is host to numerous other greenstone belts many with significant gold mines within them.

        The TGB consists of a sequence of mafic to felsic volcanics and intercalated sediments forming a northwest-southeast trending belt striking for 55km and approximately 10km in width. The belt is surrounded by a series of granites and granite gneisses and includes a number of diapir like granitic to tonalitic bodies intruding the belt itself.

        The belt has undergone polymetamorphism and deformation. It is characterized by a series of northwest-southeast striking tectonostratigraphic units separated by major structural and/or stratigraphic breaks. The belt is almost totally covered by a thin veneer of transported regolith and outcrop of the supracrustal rocks is less than 5% of the total area of the belt.

Exploration

        In 1996, following an analysis of gold endowment of other greenstone belts in the Zimbabwe Craton, Gallery Gold recognized that the Tati Greenstone Belt was grossly underrepresented in historical gold production and current gold resources. Further, despite numerous known historical gold workings, it was apparent that the district had seen little modern gold exploration and the company was able to secure a valuable land position over 90% of the belt at little cost.

        A high resolution, 19,900 line-kilometre aeromagnetic and radiometric program was completed in late 1996. A structural analysis based on this geophysical data and consideration of known geologic data suggested a large number of attractive targets and encouraged the company to proceed with regional exploration for gold. The bulk of the Tati Greenstone Belt is covered by shallow in situ soils and orientation studies indicated that soil geochemistry was an ideal exploration medium. Reconnaissance soil sampling on a handheld GPS controlled 400 × 40 metre pattern commenced in mid 1997 and by late 2000 coverage was complete over the entire greenstone sequence within the company's tenements. This involved the collection of some 38,880 samples which were sent to Genalysis laboratories in Perth for gold, arsenic, and base metal assay. Gold-in-soil anomalies resulting from this first pass sampling were followed up with 100 × 25 metre spaced infill sampling on DGPS controlled grids. These samples were collected and analyzed with the same methodology as the reconnaissance sampling. The infill sample grids are the basis of subsequent geologic mapping, prospecting, ground geophysics, and drilling activities. The reconnaissance soil geochemical work quickly defined several new and prominent anomalies together with a large number of anomalies associated with old workings.

        One of these new anomalies was a 4 × 5 kilometre gold-arsenic-copper-zinc anomaly in the Mupanipani Hills Follow up trenching in 1998 led to the discovery of high-grade, bedrock hosted gold mineralization over approximately 6.5 kilometres of strike. Initial reverse circulation percussion drilling in mid 1999 intersected ore grade gold mineralization in several sub-areas and it became apparent the prospect had the potential to host a major gold resource.

        Following the initial work, Gallery Gold completed four phases of drilling totalling 20,170 metres in 155 holes and excavated some 8,480 metres in 48 trenches prior to the decision to mine.

Mineralization

        The gold mineralization at the Mupane Gold Mine is hosted almost exclusively within a series of disconnected bands and lenses of ferruginous chert-pelite. These units of so-called "iron formation" are hosted by a sequence of metasediments including course grained carbonate bearing conglomerates, para-amphibolites, marbles, metapelites, and minor orthoamphibolites. The host rocks are all variably schistose depending on the abundance of micaceous components.

        The ferruginous chert-pelite units hosting the mineralization show a clear alteration history. The protolith for most of the material appears to have been a variably carbonaceous pelite/semi pelite unit. During diagenesis this unit underwent several major transformations the most important of which involved large scale replacement by fine grained cherty silica. A slightly later stage of fine grained Fe carbonate replacement was followed by a period of static thermal metamorphism. During this metamorphism, reaction between the carbonate and the surrounding chert resulted in the growth of gruneritic amphibole. Following this phase of metamorphism, the cherty units were subject to further deformation, brittle ductile shearing, and the development of open spaces which became filled with coarse grained late stage Fe rich carbonate. Continued brecciation and a further phase of silica flooding with associated precipitation of gold, pyrite, arsenopyrite, pyrrhotite and minor sphalerite and galena, resulted in the mineralization currently being exploited.

        The deformation appears to have been localized along less certified units of pelite. Differential movement between chert and pelite bands during disharmonic folding led to the localization of mineralization in complex fold hinges and associated with décollement zones. The best developed of these zones form the basis of mining at Mupane in the Tau, Tholo, and Kwena Pits.

        Below the zone of oxidation, mineralization at Mupane is semi-refractory with the gold forming fine isolated grains mainly associated with pyrite. The gold is not locked within the sulphide lattice and can be liberated by fine grinding prior to normal CIL processing. In the oxidation zone the grunerite within the chert units has weathered to an unusual expanding layer clay known as nontronite and the gold is non-refractory.

Mineral Resources and Ore Reserves

        See "Item 4 — Description of the Business — Reserves and Resources".

Mining Operations

        Mining activity is conventional open pit mining utilizing 100 tonne diesel hydraulic excavators and Caterpillar 777 open pit dump trucks. The majority of material mined from the Mupane pits requires drilling and blasting. Mining benches are nominally 7.5 metres in height, with flitches mined at 2.5 metre intervals. Mining is conducted in three open pits: Tau, Kwena and Tholo, which are all located within a 5 kilometre radius.

The largest pit, Tau, contains 73% of the total Proven and Probable reserve and is currently designed to be 520 metres in length with a maximum width and depth of 395 metres and 195 metres respectively.

        Mining activities at Mupane are undertaken utilizing Basil Read, a mining contractor from South Africa. Basil Reed has been the incumbent mining contractor since commencement of mining. The mining contract is a schedule of rates contract.

        Grade control is carried out utilizing inclined RC drilling at a drill spacing of 8 metres by 6 metres and a sample interval of 1.25 metres, equating to 2 samples per 2.5 metres flitch. Grade control holes are inclined at -70 degrees and drilled to a depth of 16.75 metres.

Processing

        The Mupane Gold Mine currently utilizes conventional CIL processing to recover gold. The plant has been designed at a nominal throughput of 1.2 million tonnes per annum for oxide ores and 1.0 million tonnes per annum for primary ores.

        The process flow sheet for Mupane comprises a comminution circuit consisting of a primary jaw crusher followed by 2 stage milling via a SAG mill and a ball mill. The resultant slurry is then thickened and either fed directly into a conventional CIL circuit or, as the ore becomes more refractory with depth, fed though a flotation circuit to float off the sulphides in the ore as a concentrate. This flotation concentrate will then be reground prior to cyanide leaching. The concentrate tails will also be leached.

Production

        The Company completed the acquisition of Gallery on March 22, 2006. Based on the mineral reserves at June 30, 2005 and the current production rate of approximately 1.1 million tonnes per annum, the Mupane Gold Mine is expected to continue in operation until 2010.

Mining Taxation/Foreign Exchange

        The Mupane Gold Mine is operated under a mining license owned 100% by a Botswanan registered mining company and is taxed in accordance with the Twelfth Schedule of the Botswana Income Tax Act. Mining profits are taxed according to the following formula: Annual Tax Rate equals 70-(1500 divided by x) divided by x where x is the profitability ratio calculated as taxable income as a percentage of gross income, provided that the minimum rate applicable is the company flat rate of 25% of annual taxable income. Mining capital expenditure is deductible in full in the year in which the expenditure was incurred. Sales of plant and equipment at the end of the project will be taxed at 25%.

QUIMSACOCHA PROJECT

Property Description and Location

        The Quimsacocha Project is 100% owned by the Company and is located approximately 30 km southwest of the city of Cuenca, Azuay Province, Ecuador, at UTM coordinates 9,663,600 N, 698,600 E. The property consists of four mining concessions covering an aggregate area of approximately 12,967 ha.

Environment

        The Company holds all the necessary environmental permits required to carry out exploration work at the Quimsacocha Project. These permits are renewed annually upon the presentation of a plan of work.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Quimsacocha Property is located approximately 30 km southwest of the city of Cuenca, in Azuay Province, Ecuador. Access to the property from Cuenca is by 40 km of paved road to the town of Gerardo, 8 km of winding gravel road to the exploration base camp and 10 km of winding gravel road to the project. The project is located at an elevation ranging from 3,500 metres to 3,900 metres.

        The mean daily temperature is 8.4°C and ranges from 1.2°C in July-September to 9.3°C in November-December. Total annual precipitation averages 1,281 mm. The wettest months are November, March and April which average 270 mm per month and the driest months are August and December, averaging 22 mm per month. Vegetation is sparse and typical of Andean vegetation above the tree line. Much of the property is covered by Andean "páramo", a type of moorland vegetation consisting of mainly coarse grasses. Stands of small pine occur on hillsides adjacent to the property.

History

        Initial exploration work was carried out by the United Nations in the 1970's. A stream sediment geochemical survey identified base metal anomalies that were further investigated by geological mapping and diamond drilling. COGEMA then acquired the property and carried out an exploration program in the 1990's. Stream sediment geochemical surveys identified gold anomalies and subsequently a ten-hole, 1,869 m diamond drill program was completed in 1992-1993.

        In 1994, COGEMA, Newmont Mining Corp., and TVX Gold formed a joint venture to further explore the Quimsacocha targets. During 1994-1996 the exploration program comprised geological mapping as well as geochemical and geophysical surveys over the main areas of hydrothermal alteration. The joint venture identified nine targets by geochemical and geophysical surveys. The targets were further investigated with a two-phase, 82-hole, diamond drilling program for a total of 7,581 m.

        In March 1999, IAMGOLD acquired the Cerro Casco, Cristal, and Rio Falso concessions from COGEMA for $200,000 payable after the third anniversary of the agreement. Upon completion of a bankable feasibility study, IAMGOLD is required to pay COGEMA $2.0 per ounce of gold in the proven and probable reserves plus the measured and indicated resources, as defined by the feasibility study. The payment will be made in three equal annual installments commencing on the date that a formal production decision is made. In addition, COGEMA will be entitled to a 5% net profits interest (NPI) in any mining operation on the property. IAMGOLD retains a first right of refusal should COGEMA elect to sell the NPI. The San Martin concession is not subject to the COGEMA agreement.

        Since 1999, IAMGOLD has explored the Quimsacocha property using various exploration techniques, including geochemistry, geophysics and diamond drilling. To the end of 2005, IAMGOLD had completed 49,000 metres of diamond drilling in 196 holes.

Geological Setting

        The local area is dominated by Upper Miocene volcanics and volcanoclastics, including the Turi, Turupamba, Quimsacocha and Tarqui Formations. The property is located between two major faults, the Gañarin and Girón faults. A caldera, 4 km in diameter, lies along the Gañarin fault and 400 m west of the main Quimsacocha deposit. The Turi Formation is comprised of tuffaceous breccias, conglomerates, and sandstones with a high content of andesitic clasts as well as a few clasts of tuffaceous breccia. Age dating has confirmed the Turi Formation to be late Miocene (8-9 Ma). The Turupamba Formation overlies the Turi Formation which is overlain by the Quimsacocha Formation. The Quimsacocha Formation hosts the Quimsacocha Deposit.

        The Quimsacocha Deposit can be characterized as a high sulphidation epithermal gold-copper-silver deposit. Mineralization is associated with a NNE striking structural feature and is hosted by Upper Miocene, coarse grained tuffs or at lithological contacts between flows and tuffs. The alteration system on the property covers an area approximately 12 km N-S by 6 km E-W, likely introduced along structural zones. Alteration is typical of high sulphidation systems with a nucleus of vuggy and massive silica, and more laterally, alunite, kaolin, dickite, pyrophylite, and yet further out, argillic alteration represented by illite and smectite clays. The zones of mineralization are characterized by multi-events of brecciation and open-space filling with sulphides such as pyrite, enargite, covellite, chalcopyrite and luzonite or, at lower sulphidation states, tennantite and tetrahedrite.

Exploration

        The Company has compiled all the data assembled by previous operators and has conducted an exploration program to supplement the database. Magnetometer surveys on 100 m line spacing were conducted. In areas covered by previous owners the spacing was reduced to 25 m. Magnetic highs in the central part of the caldera, as well as an area north of the D1 Zone, possibly correspond to a subvolcanic unit with a high magnetite content. Magnetic lows on the property are associated with shears or zones of silicification. Soil geochemical surveys were conducted to supplement rock geochemical surveys previously conducted. Diamond drilling followed, and all alteration from drill holes was analyzed using a Portable Infrared Mineral Analyzer. Alteration vectors were plotted which led to the discovery of the main Quimsacocha mineralization.

        In addition to the Quimsacocha Deposit, the property hosts several additional mineralized zones. The zones include Cerro Casco, Gulag, Aguarangos and Rio Falso. The Company plans to conduct further exploration work on these satellite zones.

Mineralization

        Gold mineralization is found in the Quimsacocha Formation in the tuffs or at the contact of the tuffs and lavas. The principal area of economic interest is a flat lying mineralized zone (Main Zone >1.0 g/t Au) striking N-S for approximately 1 km. The E-W extent has been traced for greater than 300 m and the thickness ranges from 10 m to 100 m. There are numerous additional low to high grade intersections of gold mineralization in the footwall of the Main Zone but do not appear continuous for any significant distance and may represent patchy mineralization adjacent to the feeders.

        Gold mineralization is found, for the most part, in one of the following mineralogical assemblages:

  1.
  Vuggy silica plus fine grained pyrite and enargite;

  2.
  Massive pyrite, including a brilliant arsenical pyrite;

  3.
  Vuggy silica with grey silica banding with sulphide space filling and banded pyrite. Sulphides include pyrite, enargite, luzite, covelite and barite.

        Occasionally, in the northern sections, gold is found in the hangingwall argillic alteration.

Drilling, Sampling and Analysis, and Security of Samples

        The Quimsacocha mineralization does not outcrop and the resource estimate is based entirely on diamond drill data. Diamond drill core sample intervals were determined by Company geologists based on the type and intensity of alteration and sulphide mineralization. Most mineralized zones were sampled using a maximum interval of one metre. Intersections selected for sampling were halved with a diamond saw. Half the core was placed in a plastic sample bag and samples were placed in bags, approximately eight per bag, secured, and shipped to the laboratory via public transport. Core recovery is noted in most, but not all, of the drill logs. Core recovery overall is very good and averages greater than 90% in the mineralized zones.

        Until January 2005, split core samples were prepared in Quito, Ecuador, by ALSChemex and assayed at the ALS-Chemex, Vancouver laboratory. Beginning in January, the sample preparation and fire assays were done by BSI Inspectorate (BSI) in Lima, Peru. Sample pulps were shipped to BSI in Sparks, Nevada for ICP analyses, until July 2005 when BSI installed ICP analyses capability in Lima. Most of the assays used in the resource estimate were conducted at the BSI facility and all samples are analyzed for gold by fire assay and a multi-element package using aqua regia digestion with an ICP finish. BSI's QC program requires including one duplicate sample, standard reference sample, and blank sample per batch of ten samples.

        The Company QC program included the submission of standard reference samples and blank samples with the pulverized samples of diamond drill core. Reference material and blanks are inserted, one per fifteen samples. Check samples are also analyzed at a second laboratory.

Mineral Resources and Ore Reserves

        See "Item 4 — Description of the Business — Resources and Reserves".

BUCKREEF PROJECT

Property Description and Location

        The Company owns or has the right to earn between 75% and 80% of various prospecting and mining licenses within the Buckreef Project area in Tanzania. The Buckreef Project is located in north central Tanzania 85 km to the south of Lake Victoria in the Mwanza provincial district. It lies some 110 km southwest of the town of Mwanza located on the southern shore of the lake.

        The Buckreef Project consists of two main prospects. At the western end of the area lies the defunct Buckreef gold mine, operated by the Tanzanian State during the late 1980's. Some 30 km to the east of the Buckreef gold mine is the Busolwa-Buziba prospect. The Buckreef Project encompasses approximately 212 km2 of contiguously held tenements extending east-west for approximately 40 km covering the eastern half of the Rwamagaza greenstone belt ("RGB") centred on 3° 7' 18" N and 32° 7' 5" E.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Buckreef Project area lies 85 km due south of Lake Victoria in the Mwanza Administrative Division of Tanzania in East Africa. The area south of Lake Victoria consists of gently undulating low hills and flat alluvium and black cotton soil filled valleys. The original vegetation is typical savannah with a variety of tree species, predominantly acacias, scattered through grassland. The area of the Lake Victoria goldfields has been heavily modified by human activity, in particular subsistence farming and tree clearing mainly for charcoal. Certain areas have also been subject to major overgrazing. Infrastructure is generally poor. The project area is located 110 km southwest of the town of Mwanza which lies on the eastern shore of Smith Sound, a southward extending arm of Lake Victoria. Mwanza has a population of approximately one million people and is connected to Dar es Salaam, the capital of Tanzania, by a poorly maintained tar road. An international airport is located at Mwanza.

        Access to the project from Mwanza is via a series of unpaved roads of varying quality. The project is also accessible from Mwanza at the western end by an unsurfaced airstrip. The project area itself is heavily populated with scattered individual kraals and agglomerations of dwellings related to transient "artisinal gold rushes".

        The climate is semi arid with a well defined wet season between December and May. Annual rainfall varies from 400-800 mm. The period from June to August is usually dry. The elevation of around 1,200 metres prevents excessively high temperatures.

History

        The Buckreef Project area has a long history of small scale mining and exploration work by the UNDP, the Tanzanian Mineral Resources Division, Williamson diamonds and, since 1994, by East African Mines Limited ("EAM"), now a wholly owned subsidiary of the Company. The Buckreef deposit itself was mined underground by the Tanzanian State Mining Company (Staminco) from 1982 to 1988. The operation was closed in 1990 due to a number of operational reasons and the workings were allowed to flood. It is estimated that approximately 100,000 tonnes of ore was mined at a diluted grade of approximately 3 g/t to 4 g/t gold.

        A redevelopment agreement was signed between the United Republic of Tanzania and EAM in May 1994. The agreement has been extended a number of times including most recently in July 2002. The tenements under this agreement cover 17 km2 or roughly 6% of the total Buckreef Project. Under the terms of the agreement EAM is earning an 80% interest through the funding of exploration and the finalizing of a feasibility study program into mining operation sin the licensed areas.

        In January 2004, EAM entered into a joint venture agreement that covers 75 km2 of the eastern portion of the Buckreef Project. Under the joint venture agreement, EAM is entitled to earn a 75% interest through the funding of exploration activities and the completion of a feasibility study by July 2007.

Geological Setting

        The Buckreef Project area covers the eastern portion of the east-west trending RGB, which is one of a number of Archean supracrustal belts lying within the Tanzanian Craton of east Africa. Most geological data on the region exists within individual mining company databases and no large scale compilations have been undertaken. Isotopic dating suggest the supracrustal sequences are approximately 2.6 Ga in age.

        The RGB itself consists largely of a monotonous sequence of basalitic flows with well preserved volcanic features such as varioles, pillows, and flow top breccias. Aeromagnetic data and minor outcrop indicates the presence of a number of elongate serpentinized ultramafics bodies parallel to the flow stratigraphy. It is unclear if these are truly intrusive bodies or the cumulate portions of thick high Mg basaltic lava flows.

        The Buckreef deposit is hosted by a steeply dipping, NE-SW trending brittle-ductile shear zone with an early phase of iron rich carbonate alteration, rebrecciation, and a later phase of auriferous grey quartz veining. The Busolwa-Buziba deposit is a more disseminated hydrothermal system developed in zones of east-west trending, pervasive cleavage development and porphyry dyke intrusion within a relatively monotonous sequence of pillow basalts and minor ultramafic rocks. The gold at Busolwa is associated with a series of variably deformed quartz + carbonate ± hematite ± magnetite ± pyrite veins with pervasive silicification and sericitization.

Exploration

        The Buckreef Project area has a long history of exploration that includes work by the UNDP, the Tanzanian Mineral Resources Division, and Williamson Diamonds.

        The Busolwa-Buziba resource was originally explored by Tanganyika Gold Limited (TGL) who drilled a total of 205 RC and diamond holes into the mineralization in the late 1990's. Subsequently East Africa Mines Limited (EAML) continued to drill the deposit with a further 46 876m of RC and diamond drilling in 610 holes.

Mineralization

        The Buckreef mine was developed on an ENE-WSW trending, 5-30 m wide, brittle-ductile fault zone developed within relatively undeformed mafic volcanics. The fault zone contains early developed pervasive iron carbonate alteration which has undergone later brittle fracturing and brecciation with recementation by multiple events of grey to white quartz veining. Finely disseminated pyrite occurs in a halo surrounding the zones of quartz veining. The degree of quartz veining is directly related to the tenor of gold mineralization. Deep drilling has led to the definition of higher grade shoots plunging steeply to the north. Several narrow, more discontinuous sub parallel zones of similar alteration and mineralization have been defined both to the west and to the east of the main fault zone.

        Gold mineralization at Buckreef is non refractory in both fresh and oxide material and is associated with small amounts of fine grained pyrite within the grey quartz veining. Detailed logging of drillcore reveals a prominent deepening of the oxidation profile above portions of both the main and north zones.

        The Busolwa-Buziba mineralization is hosted in similar pillowed mafic rocks to that at Buckreef but the mineralization is much less confined and appears to be related both to discontinuously developed zones of cleavage and to zones of intense alteration associated with a suite of porphyry dykes. The gold mineralization itself comprises two sets of quartz veins which developed contemporaneously with the cleavage zones. Veins show all degrees of deformation into the fabric suggesting that mineralization continued right through the deformation event.

        The geometry of the mineralization is highly irregular forming a zone up to 200 m thick extending east-west for at least 2500 m on the northern margin of a small granitic body. The mineralized alteration envelope appears to dip steeply to the south sub parallel to the flow stratigraphy and to the variably developed cleavage. Nearly all the gold mineralization is related directly to the veining and the deformation and dismembering of many of these veins has given rise to the highly variable distribution of gold through the zone. The porphyritic dykes and associated alteration have also acted to localize veining by forming rheological contrasts in the mafic sequence during the deformation events. Thus the original disposition of these dykes and their irregular alteration has also influenced the geometry and continuity of the later gold mineralization.

Drilling, Sampling and Analysis, and Security of Samples

        Significant amounts of Aircore ("AC"), Rotary Air Blast ("RAB"), Reverse Circulation ("RC") and Diamond Drill ("DD") holes have been completed at the Buckreef Project resource areas. The AC and RAB drilling is only used to identify potential mineralization and are excluded from all resource estimations.

        The RC and DD drilling at both areas was supervised by experienced geologists and completed by professional drilling contract companies. RC and DD drilling was completed by AfriDrill, West Side Drilling, Resource Drilling, Drillcorp, Stanley Mining Services and, most recently, by Tandrill.

        Written sampling methodology and submission procedures are in place. The majority of RC samples collected since 1992 are homogenized and reduced on site by passing reduced samples at least 4 times through a single tier Jones riffler. The entire length of AC and RAB drill holes is collected as 1 m samples. Composite 3 m assay samples are submitted for assaying. Diamong drill core is all logged and processed for sampling on site. Retained RC Ac RAB samples are all collected from the field and stored in central sample farms at the Buckreef and Busolwa sites. The retained half of the DD core is stored in galvanized core trays at the Buckreef and Busolwa core yards for future reference. All assay samples are batched on site and collected for analysis by trucks from the analytical laboratories used in Mwanza.

        Systematic quality control comprising field insertion of regular standards, duplicates (replicates) and blanks is undertaken on all sample batches collected at the Buckreef Project. Written field QC procedures are in place and include:

  •
  standard reference samples being inserted into sample batches at a minimum frequency of 1 in 40, frequently within recognized mineralized zones; this normally means that every RC or DD holes has at least 2 - 3 standards;

  •
  field duplicate samples are taken at a nominal frequency of 1 in 40; and

  •
  blanks are submitted at a nominal frequency of 1 in 40.

        Routine laboratory quality control sampling (pulp duplicates and pulp repeats) is also completed on pulps retained at the laboratory.

        The majority of the drill samples from the Buckreef Project were analyzed at the independent SGS and Humac Laboratories in Mwanza. Check sampling has been completed at ALS — Brisbane, ALS — Johannesburg and Genalysis Laboratory — Perth. All laboratories are internationally accredited.

Mineral Resource

        See "Item 4 — Description of the Business — Resources and Reserves".

ROYALTIES

        IAMGOLD holds active and inactive royalty interests on mineral properties located in the Americas and Africa.

        Royalties are typically in the form of net smelter return ("NSR") royalties, but may also be net profit interest ("NPI") royalties or gross sales royalties. NSR royalties and gross sales royalties provide payments from revenues before the deduction of most of the operating expenses that have been incurred by the owner of the mine. NPI royalties provide payments based upon the net profits of the mine or the owner of the mine.

        The following table reflects the gross royalties recorded by IAMGOLD over the last three years:

Royalty

	2005	2004	2003
	(US$000's)
Lac de Gras	7,282	6,307	2,134
Williams	1,073	960	1,050
El Limón	492	541	473
Magistral	482	263	90
Don Mario	986	668	182
Vueltas del Rio	21	218	323
Joe Mann	45	192	252

TOTAL	10,381	9,209	4,504

        With the acquisition of Gallery and the Company's increased focus on the advancement of the Quimsacocha Project and the Buckreef Project, the royalty interests are not considered to be material assets of the Company. On November 28, 2005, the Company announced that an agreement had been reached to sell all of the Company's gold producing and non-producing royalties, excluding the Magistral and Addwest royalties for $21.8 million. Closing of the transaction is expected to occur by mid-April.

        IAMGOLD owns the following royalty interests:

        Lac de Gras Diamond Royalty — Northwest Territories and Nunavut, Canada:    IAMGOLD holds a 1% royalty (the "Lac de Gras Royalty") in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the "Lac de Gras Claims") in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property (the "Diavik Project") in which Aber owns a 40% interest and Diavik Diamond Mines Inc. ("DDM"), a wholly owned subsidiary of Rio Tinto plc, owns a 60% interest. Effective September 2003, Repadre (which subsequently merged with IAMGOLD) entered into a royalty agreement with Aber and DDM formalizing the foregoing 1% royalty in respect of the Diavik Project.

        The Lac de Gras Royalty was recorded at a value of US$41.1 million on the consolidated balance sheet of IAMGOLD as at December 31, 2005.

        Williams Royalty — Ontario, Canada:    IAMGOLD owns 720 units of The Williams Royalty Trust (the "Williams Trust"), which has a 1% NSR royalty (the "Williams Royalty") on the minerals recovered from the Williams mine (the "Williams Mine"). The Williams Mine is owned 50% by Barrick Gold Corporation ("Barrick") and 50% by Teck Cominco Limited. There are currently outstanding 1,000 units of the Williams Trust and, accordingly, IAMGOLD is entitled to receive 72% of the Williams Royalty payments.

        El Limón Royalty — Nicaragua:    IAMGOLD holds a 3% NSR on the El Limón property located in the Limón Mining District of Nicaragua (the "El Limón Property") approximately 100 kilometres northwest of Managua. Glencairn Gold Corporation, a public company listed on the TSX, indirectly owns and operates the El Limón Property.

        Magistral Royalty — Mexico:    IAMGOLD holds a sliding scale NSR royalty on the Magistral property in Mexico (the "Magistral Property") calculated initially at the rate of 1% until royalty payments in respect of 30,000 ounces of gold have been received, 3.5% on the next 350,000 ounces of gold and thereafter at a rate of 1%. The Magistral Property is held by Nevada Pacific Gold Ltd., a public company listed on the TSX. (operations suspended)

        Don Mario Royalty — Bolivia:    IAMGOLD holds a 3% NSR royalty on the Don Mario gold-copper property located 70 kilometres northeast of the village of San Juan in the province of Santa Cruz, Bolivia (the "Don Mario Property"). The Don Mario Property is indirectly owned by Orvana Minerals Corporation, a public company listed on the TSX Venture Exchange.

        Dolores Royalty — Mexico:    IAMGOLD holds a 1.25% NSR royalty on gold produced from various properties located in the State of Chihuahua, Mexico indirectly owned by Minefinders Corporation Ltd., a public company listed on the TSX. (development project)

        Joe Mann Royalty — Canada:    IAMGOLD holds a sliding scale NSR royalty on the Joe Mann property held indirectly by Campbell Resources Inc., a public company listed on the TSX. The royalty rate is 1% when the gold price is US$350 per ounce or greater.

        Miscellaneous Royalties:    IAMGOLD holds a number of inactive royalties that are not reflected on its consolidated balance sheet of IAMGOLD at December 31, 2005. These royalties represent historical investments where a mine may not be developed, where reserves have been depleted or where an exploration property was converted into a royalty.

EXPLORATION PROJECTS

        The following is a brief description of the exploration properties in which IAMGOLD has an interest, all of which are located in West Africa and South America.

Senegal

        IAMGOLD spent US$1.9 million and US$1.3 million respectively in 2005 and 2004 on exploration on Bambadji and Daorala-Boto (the "Senegal Properties").

        The permits for the Senegal Properties currently cover a total surface area of 681 square kilometres along the Senegal-Mali border. Two additional permit areas, being the Safa Permit (384 square kilometres) and the Saroudia permit (376 square kilometres), were applied for in August 2004. These permits are juxtaposed on the west side of the Bambadji and Daorala-Boto permit areas. Conventions and arrêtés for all properties were finalized in March 2005.

        The permits for the Senegal Properties are located in southeast Senegal, approximately 800 kilometres east-southeast of the capital and port city of Dakar. From Dakar, access is by paved road via the towns of Tambacounda and Kedougou and the village of Saraya and then a two hour drive on a dirt track to the property. Air strips are located at Tambacounda and Kedougou.

        Very little infrastructure exists within the immediate vicinity of Bambadji and, as a result, exploration activities require self-sustaining camps, communications, power and transport. An office, storage facilities and accommodations have been established in Dakar to support the project.

        Substantial exploration for iron, copper and gold has been carried out in eastern Senegal, and artisanal mining for gold continues. Alluvial gold mining was carried out along the Falémé River by La Compagnie des Mines de Faleme-Gambie ("CFMG") from 1911 to 1950, with total production of approximately 2.8 tonnes of gold (87,000 ounces). Most of the post-World War II exploration in the vicinity of Bambadji has focused on exploration for copper and iron. From 1963 to 1969, Bureau de Recherches Geologiques et Minières ("BRGM") carried out test pitting in the district, and gold was found in a number of places. Gold exploration was carried out by Soviet geologists from 1971 to 1973. Anmercosa Exploration Senegal (1993-1995) and Ashanti Goldfields Company Limited (1995-1999) had joint ventures with IAMGOLD to explore the gold potential of the permits. Since 2000 the exploration campaigns have been funded and carried out by IAMGOLD.

        The permits for the Senegal Properties fall within the Kenieba-Kedougou Inlier of Birimian greenstones. The regional Senegal-Mali Fault Zone ("SMFZ"), which forms a structural corridor along the eastern side of the properties, runs north into Mali to pass by the Loulo, Sadiola and Yatela deposits. Splays from the SMFZ are believed to be important controls on gold mineralization.

        The properties are underlain by a package of sediments, volcanics, intrusives and iron hills. There are numerous faults and at least four phases of folding.

        Geological interpretation is made difficult due to various factors: (1) poor outcrop, (2) weathered rock (saprolite), (3) complex structures and faulting, (4) complex folding, and (5) alteration (carbonatization, albitization, tourmalinization, brecciation).

        Numerous pits and trenches on identified geochemical anomalies have been excavated. Rotary air blast, air core, reverse circulation (RC), and diamond drilling (555 holes totalling 29,100 metres) have been completed to the end of 2004. In 2005, approximately 10,000 metres of rotary air blast and 2000 metres of diamond drilling were completed. Results of this program were disappointing.

        The 2003 drilling campaign at the Trench 5 zone of BA consisted of 2,565 metres in 27 RC holes, testing a strike length of 675 metres and a vertical depth of 90 metres (maximum). Multiple zones of mineralization, ranging from two to 42 metres in length and averaging above one gram per tonne gold, were encountered in the drill holes.

        The best results were recorded in the 135 metre strike length to the south of Trench 5. Some of the values from drill holes were significantly higher than those recorded from Trench 5, notably 10 metres averaging 16.1 g/t, 29 metres averaging 4.7 g/t and 42 metres averaging 3.8 g/t. Continuity along strike, beyond the 135 metre strike length referred to above, has not been demonstrated. This may be due to the effects of folding and/or faulting, both of which occur in the area but which are not fully understood.

        In 2002, in the Trench 13 zone at BA, which lies 800 metres to the south west of Trench 5, follow-up rotary air blast drilling on two fence lines north and south of the trench intersected various zones of good mineralization.

        The 2003 RC drill program on the Trench 13 zone consisted of 1545 metres in 23 holes on six section lines in order to follow-up on the encouraging rotary air blast results. This program produced good results from a hole below Trench 13, notably 36 metres averaging 3.7 g/t, and 50 metres to the north of the trench (28 metres averaging 2.0 g/t). Continuity along strike has not been established.

        In the GF area, the association of a 1.3 kilometre long geochemical anomaly with a major shear zone and strong albite alteration led to an initial rotary air blast drill program in late 2002 which gave some encouraging results. The best results were 20 metres averaging 2.8 g/t and 16 metres averaging 2.5 g/t. In 2003, these results were followed up by a program of RC drilling (10 holes). Relatively low-grade (1 to 1.5 g/t) gold mineralization over narrow intercepts (generally two metres) was encountered. The best intersection was six metres averaging 8.9 g/t.

        Seven hundred metres to the south of the GF area, an area of termite mound samples with anomalous gold values was tested by nine RC holes (590 metres). A number of short zones (generally two to six metres) averaging between one and two g/t were intersected. The best intersections were 30 metres averaging 2.1 g/t, 10 metres averaging 2.2 g/t, eight metres averaging 3.2 g/t and 12 metres averaging 2.3 g/t. No follow-up drilling at GF was carried out in 2004.

        The planned exploration program for 2006 will focus on data compilation and interpretation of all the data gathered to date on the project. A VLF geophysical program will be carried out over selected targets, followed by drilling if warranted.

Ecuador

        The company holds or controls several exploration properties in Ecuador in addition to the Quimsacocha property. No exploration activity was undertaken by the company on these properties other than Quimsacocha.

Brazil

        Exploration expenditures in Brazil in 2005 and 2004 amounted to US$1.0 million and US$1.2 million respectively.

  Rio Grande do Sul Project

        The Rio Grande do Sul project is located in the Rio Grande du Sul province in the southern portion of Brazil.

        Work in 2005 focused on two of the five claim blocks held by the company, namely the Vauthier and Palma blocks. In the Vauthier block, trenching and diamond drilling were carried out to test an iron and sulphide bearing quartz vein structure. Seven holes, totalling 960 metres were drilled. Mineralization was shown to extend for 500 metres along strike. In the Palma block, two targets were drill tested, with disappointing results, and no further work is planned on these targets.

        In 2005 IAMGOLD signed a joint venture agreement with CBC whereby IAMGOLD could earn 100% interest in the Camaquã project by completing US$600,000 of exploration expenditures over a three year period, making option payments totalling US$150,000 during the three year period with a US$500,000 payment when the option is exercised and the mineral rights are transferred to IAMGOLD. A further US$1.0 million payment is due after a positive feasibility study and CBC retains a 2% NSR royalty on all metals produced.

  Tocantins Project

        In mid-1999, IAMGOLD and AngloGold Ashanti (Brazil) established a joint venture (the "Tocantins Project") whereby IAMGOLD could earn a 50% interest in concessions totalling some 2,000 square kilometres in the Almas greenstone belt in Tocantins State in central Brazil by spending a total of US$3 million over five years. By the end of 2002, IAMGOLD had vested its 50% interest in the Tocantins Project and the partners commenced to fund the Tocantins Project on a 50:50 basis. Subsequently, IAMGOLD acquired more than 2,000 square kilometres of concessions which were added to the joint venture, bringing the total area of the Tocantins Project to approximately 4,500 square kilometres. AngloGold Ashanti has since been diluted down to 45% ownership.

        In the years 2000, 2001 and 2002, while IAMGOLD was earning into the Tocantins Project, it carried out regional geological and geophysical surveys over the Almas greenstone belt. Much of the early work was focused on the Chapada shear zone, which has old gold workings over a strike length of more than 20 kilometres. The main Chapada garimpo (workings of local miners) consists of a 1.5 kilometre portion of the shear zone where deformed quartz veins with high-grade gold mineralization are currently being mined to a depth of 120 metres. This mineralized system was tested at depth by IAMGOLD with a number of drill programs. Gold mineralization was encountered in all holes but grades were too low to support an underground operation.

        In 2003, the focus of the work shifted to Chapada North, an area north of the main Chapada garimpo, where there was potential for a lower grade, open pittable resource. Surface sampling and mapping were carried out prior to a drill program. At Chapada North, 55 RC holes were drilled on six lines over a strike length of three kilometres. The holes were generally shallow (40 metres depth) and broadly spaced along lines (100 metres between holes) and were designed to test the potential for near surface, disseminated gold mineralization amenable to open pit mining in an area of extensive local mining activity and termite mound geochemical anomalies. Gold assays from this drilling were generally either of low-grade (less than two g/t gold) and/or generally over narrow widths (less than two metres). No further work is anticipated at Chapada North.

        In August 2004, a further phase of diamond drilling commenced on the main Chapada sheer zone area. The objective of this drilling was to test for deeper high-grade oreshoots that are structurally-controlled. The 2,000 metres diamond drill program (8 holes) did not produce encouraging results.

        In late 2004, AngloGold Ashanti informed the Company that it would not be participating in the funding of exploration at Tocantins in 2005, although it would contribute to land payments. No active exploration by the partners took place during 2005.

        In March 2005, INCO singed an agreement with the Company and AngloGold Ashanti (Brazil) to explore selected properties in the Tocantins area for Ni and PMG's (excluding gold interests) which allows INCO to earn up to 71% by spending US$4.5 million over five years.

  Gandarela Project

        The Gandarela project (the "Gandarela Project") is a 120 square kilometres property located in the "Iron Quadrangle" in Minas Gerais state, southeastern Brazil. The land package in the Gandarela Project is held by IAMGOLD under separate option agreements with land owners. Under the terms of the joint venture agreement with AngloGold (Brazil), the latter can earn a 50% interest in the Gandarela Project by spending US$6 million within a four year period. By continuing to sole-fund the Gandarela Project beyond US$6 million, AngloGold may increase its interest by an additional 5% for each US$5 million of expenditure to a maximum of an additional US$20 million, equivalent to an equity interest of 70%. At the discretion of IAMGOLD, AngloGold may increase its equity from 70% to 75% by spending a further US$10 million.

        The exploration target of the Gandarela Project is the gold-bearing conglomerates of the Moeda Formation, which have supported small gold mining operations in the past. The Moeda conglomerates are similar to the gold producing conglomerates of the Witwatersrand in South Africa.

        In April 2005, AngloGold Ashanti informed the Company that it wishes to withdraw from the project without completing the minimum 6,000 metre diamond drill program after experiencing extreme technical difficulties with the drilling. The Company is in discussions other potential joint venture partners. No further exploration took place on the property in 2005.

Argentina

        Exploration spending by IAMGOLD in Argentina in 2005 and 2004 was US$1.3 million and US$1.7 million respectively.

  Los Menucos Project

        The Los Menucos project (the "Los Menucos Project") consists of a number of properties in Rio Negro province in the northern part of Patagonia. In late 2003, a joint venture agreement was entered into between IAMGOLD and Barrick for exploration over a 7,500 square kilometre "area of influence" that covered the majority of the Los Menucos Project.

        Barrick considered that the results of two small diamond drill programs at Cerro La Mina and Dos Lagunas were not indicative of a deposit of a size that would meet its requirements and in late 2004 Barrick informed the Company that it would withdraw from the project.

        The Los Menucos Project is located at an elevation of between 800 and 1,000 metres in typical Patagonian grasslands. A paved road passes through the property from Los Menucos to Maquinchao. The provincial capital of Neuquen can be reached by paved and dirt road in approximately three hours.

        The main targets are epithermal gold systems, either in the form of high-grade veins or lower grade disseminated deposits, but the potential for copper-gold porphyries is also recognized.

        In 2001, prior to the joint venture with Barrick, IAMGOLD focused its exploration work on the 20 kilometre by 10 kilometre Abanico alteration zone by carrying out reconnaissance mapping, soil sampling, rock chip sampling, an induced polarization geophysical survey and trenching. Subsequent to that work, a joint venture was established with Companhia Vale do Rio Doce ("CVRD") pursuant to which a total of 3,600 metres of core and RC drilling was undertaken. The drilling results were not sufficiently encouraging, and CVRD withdrew from the Los Menucos Project.

        IAMGOLD continued exploration by sole-funding the Los Menucos Project and it focused on the Cerro La Mina target. Commencing in March 2002, epithermal breccias and veins were drill tested. Results were encouraging (best results: 8.5 g/t gold over 8.7 metres). The drill was then moved to the Dos Lagunas prospect, which had been acquired under option in 2001. A drill program was carried out on this vein system and low-grade mineralization was intersected. The drill results at Dos Lagunas did not support some of the higher grade intersections that have been encountered in trenches in the vein system (best results: 90.0 g/t over three metres) but nevertheless the vein system is still considered to have potential for higher grade shoots.

        In the first half of 2005, IAMGOLD completed 1,200 metres of RC drilling at the Dos Lagunas project and 1,700 metres of RC drilling at Cerro La Mina (part of the Los Menucos holding). Results at both projects were disappointing.

        In June 2005, the province of Rio Negro voted to ban the use of cyanide within the province. Following this ban, work was stopped on the Los Menucos project and no further work is planned.

RISK FACTORS

Dependence on Mining Operations and Operators

        IAMGOLD has an interest in five gold mining operations, the Sadiola Gold Mine, the Yatela Gold Mine, the Tarkwa Gold Mine, the Damang Gold Mine and the Mupane Gold Mine which are expected to represent approximately 32%, 20%, 26%, 7% and 15% respectively, of IAMGOLD's estimated gold production for 2006. Any adverse development affecting any of the five mining operations may have a material effect on IAMGOLD's financial performance and results of operations.

        IAMGOLD relies on the operating abilities of AngloGold and Gold Fields, and on the abilities of the operators of the mines in which IAMGOLD has a royalty interest, to effectively manage the mines in which IAMGOLD has an interest or in respect of which IAMGOLD holds a royalty interest. While IAMGOLD believes that the operating history of AngloGold, Gold Fields and the operators of mines subject to such royalty interests mitigates this risk, there can be no assurance that this will continue to be the case.

Fluctuations in Gold Prices

        The profitability of IAMGOLD's operations will be significantly affected by changes in the market price of gold. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the supply of gold. Demand for gold can be influenced by economic conditions, gold's attractiveness as an investment vehicle and the strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect IAMGOLD's financial performance and results of operations. Any gold price decline would delay IAMGOLD receiving profit distributions from the Sadiola, Yatela, Tarkwa and Damang Gold Mines and reduce royalty revenue from IAMGOLD's gold royalty interests.

        As at December 31, 2005, there were no financial instruments in place for the Sadiola, Yatela, Tarkwa and Damang Gold Mines and no plans exist to put any such financial instruments in place. In previous years IAMGOLD has benefited from gold sales above the average spot price. The decision not to use financial instruments may decrease the realized price of future gold sales from these mines if there is a material decrease in the price of gold.

        As of the date of the acquisition of Gallery, there were financial instruments in place at the Mupane Gold Mine that were undertaken by Gallery as a condition precedent to a loan facility used to develop the Mupane Gold Mine. As a result of the acquisition, as at 14 March 2006, the Company had 262,848 ounces in a flat forward hedge structure at a gold price of US$402.40 per ounce. In addition, the Company had outstanding call options on 14,750 ounces at a price of US$375 per ounce.

        The Company holds a significant portion of its treasury in the form of gold bullion. As a result, IAMGOLD is highly exposed to changes in gold prices. As at December 31, 2005, the gold holding of IAMGOLD amounted to 148,420 ounces of gold.

Uncertainty of Reserve and Resource Estimates

        The figures for reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

  •
  mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

  •
  increases in operating mining costs and processing costs could adversely affect reserves;

  •
  the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves; and

  •
  declines in the market price of gold may render the mining of some or all of the reserves uneconomic.

        Any of these factors may require IAMGOLD to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair IAMGOLD's profitability. Should the market price of gold fall, IAMGOLD could be required to materially write down its investment in-mining properties or delay or discontinue production or the development of new projects.

Currency Exchange Rates Risk

        Although substantially all the revenues of IAMGOLD are in U.S. dollars, certain operating expenses of IAMGOLD are in other currencies. The assets and revenues of IAMGOLD as expressed in U.S. dollars and the financial statements of IAMGOLD will fluctuate in value to the extent that the local currencies of the countries where IAMGOLD's operations are located fluctuate relative to the U.S. dollar.

Political Risk

        IAMGOLD believes that governments in Mali, Ghana, Botswana, Tanzania and Ecuador support the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in these and other countries in which IAMGOLD has exploration properties and royalties will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out. In the case of the operating gold mines, the Governments of Mali and Ghana are minority shareholders in the companies which own the mines, which may assist in mitigating the political risk, although there is no assurance that this will be the case.

Government Interests and Royalties

        The Government of Mali holds an 18% interest in SEMOS and a 20% interest in YATELA. In addition, the Government of Mali is entitled to a services tax of 3% based on the export value of gold production and an ad valorem tax of 3% payable on the value of products sold to refineries in respect of the Sadiola Gold Mine and the Yatela Gold Mine.

        The Government of Ghana holds, as of right and without payment of any compensation, a 10% interest in the rights and obligations of all reconnaissance, prospecting or mining operations in relation to a mineral right and has the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the Government of Ghana and the holder of the mining lease. The Government of Ghana has agreed that the foregoing options may no longer be exercised in respect of the Tarkwa Gold Mine. However, the option could be exercised by the Government of Ghana in respect of the Damang Gold Mine. In addition, the Ghana Government is entitled to a royalty of 3% to 12% of mineral sales in respect of the Tarkwa Gold Mine and the Damang Gold Mine after direct expenses.

        The Government of Botswana is entitled to a royalty of 5% of mineral sales in respect of the Mupane Gold Mine.

Outside Contractor Risk

        A significant portion of IAMGOLD's operations in Mali, Ghana, and Botswana will continue to be conducted by outside contractors. As a result, IAMGOLD's operations at those sites will be subject to a number of risks, some of which will be outside IAMGOLD's control, including:

  •
  negotiating agreements with contractors on acceptable terms;

  •
  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

  •
  reduced control over these aspects of operations which are the responsibility of the contractor;

  •
  failure of a contractor to perform under its agreement with IAMGOLD;

  •
  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;

  •
  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

  •
  problems of a contractor with managing its workforce, labour unrest or other employment issues.

        In addition, IAMGOLD may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on IAMGOLD's business, results of operations and financial condition.

Mining Taxation and Foreign Exchange Control

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account. Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana.

        While fiscal stability agreements are currently being negotiated with the Government of Ghana, there can be no assurance that such agreements will be entered into or that rates of revenue repatriation will not be increased in the future.

        In Mali, the mining tax regime applicable to the Sadiola Gold Mine and the Yatela Gold Mine is derived from a combination of mining and tax legislation and contractual mining conventions which include fiscal stability guarantees. The application of specific tax provisions and the stability guarantee may be subject to interpretation. In the event of a dispute, an international arbitration process may be required.

Nature of Mineral Exploration and Mining

        IAMGOLD's profitability is significantly affected by the costs and results of its exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on IAMGOLD's exploration properties or the properties in which it holds royalties will result in a profitable commercial mining operation.

        IAMGOLD's operations are, and will continue to be, subject to all of the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. IAMGOLD's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which IAMGOLD has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While IAMGOLD may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which

IAMGOLD cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting IAMGOLD's earnings and competitive position in the future and, potentially, its financial position and results of operation.

        Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in IAMGOLD not receiving an adequate return on invested capital.

Production

        No assurance can be given that the intended or expected production schedules or the estimated direct operating cash costs will be achieved in respect of the operating gold mines in which IAMGOLD has an interest or in respect of operating gold mines or mines subject to royalties in which IAMGOLD has an interest. In addition to engineering, operating and capital cost factors, the revenue of IAMGOLD from the operating gold mines will depend on the extent to which expected operating costs in respect thereof are achieved. Short-term operating factors, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Additional Financing

        A portion of IAMGOLD's activities will be directed to the search for and the development of new mineral deposits and significant capital investment will be required to achieve commercial production from successful exploration efforts. There is no assurance that IAMGOLD will have, or be able to raise, the required funds to continue these activities.

        IAMGOLD may acquire other exploration properties in West Africa, South America or elsewhere which may require acquisition payments to be made and exploration expenditures to be incurred. All exploration programs, if successful, will generate the incentive for further programs and additional funds. If required, there is no assurance IAMGOLD will be successful in raising sufficient funds to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

Licenses and Permits

        IAMGOLD requires licenses and permits from various governmental authorities. IAMGOLD believes that it holds all necessary licenses and permits under applicable laws and regulations in respect of its properties and that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that IAMGOLD will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Competition

        The mineral exploration and mining business is competitive in all of its phases. There is a limited number of royalty acquisition opportunities available and a limited supply of desirable mineral lands available for claim, staking, lease or other acquisition in the areas where IAMGOLD contemplates acquiring royalties or conducting exploration activities. IAMGOLD competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than IAMGOLD, in the search for and the acquisition of attractive royalties or mineral properties. IAMGOLD's ability to acquire royalties or properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties, royalties or prospects for mineral exploration. There is no assurance that IAMGOLD will continue to be able to compete successfully with its competitors in acquiring such royalties, properties or prospects.

Cash Costs of Gold Production

        IAMGOLD's cash operating costs to produce an ounce of gold are dependent on a number of factors, including the grade of reserves, recovery and plant throughput. In the future, the actual performance of IAMGOLD may differ from the estimated performance. As these factors are beyond IAMGOLD's control, there can be no assurance that the cash operating costs at IAMGOLD's operations will continue at historical levels.

Title Matters

        While IAMGOLD has no reason to believe that the existence and extent of any mining property in which it has a participating interest is in doubt, title to mining properties is subject to potential claims by third parties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by IAMGOLD.

Environmental Risks

        Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect IAMGOLD's operations. Environmental hazards may exist on the properties in which IAMGOLD holds or will hold interests that have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.

Performance of Key Personnel

        IAMGOLD is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on its operations. IAMGOLD currently does not have key person insurance on these individuals.

ITEM 5 — DIVIDENDS

        The following table outlines the dividends declared per share for the Company's Common Shares for the three most recently completed financial years:

	2005	2004	2003
Dividend per Common Share (Cdn$/share)	$0.07	$0.06	$0.06

        IAMGOLD maintains a dividend policy with the timing, payment and amount of dividends paid by IAMGOLD to shareholders to be determined by the directors of IAMGOLD from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGOLD, the need for funds to finance ongoing operations and such other business considerations as the directors of IAMGOLD may consider relevant.

ITEM 6 — DESCRIPTION OF CAPITAL STRUCTURE

Description of Share Capital

        The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 175,583,265 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at March 27, 2006.

First Preference Shares

        The First Preference Shares are issuable in one or more series. Subject to the Company's articles, the directors are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second

Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the First Preference Shares or any series thereof.

Second Preference Shares

        The Second Preference Shares are issuable in one or more series. Subject to the Company's articles, the directors are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters, as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the Second Preference Shares or any series thereof.

Common Shares

        Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

ITEM 7 — MARKET FOR SECURITIES

        The Common Shares of the Company are listed on the Toronto Stock Exchange (the "TSX") under the symbol "IMG", on the New York Stock Exchange ("NYSE") under the symbol "IAG", and on the Australian Stock Exchange as Chess Depository Interests ("CDI") under the symbol "IGD" where one Common Share is equivalent to 10 CDI's. In addition, the application process is nearly complete to list on the Botswana Stock Exchange.

        The following table sets forth the volume of trading and closing price ranges of the Common Shares on the TSX for each month during the year ended December 31, 2005.

	High	Low	Volume
	(Cdn$)	(Cdn$)	(millions)
January	8.20	7.33	14.2
February	9.25	8.00	17.1
March	8.90	7.30	16.8
April	7.74	6.80	15.2
May	8.26	7.42	8.7
June	8.57	8.09	8.4
July	8.53	7.87	7.5
August	9.04	8.00	10.9
September	9.03	8.33	9.6
October	8.58	7.61	9.7
November	9.09	7.81	10.5
December	9.16	8.27	16.4

ITEM 8 — DIRECTORS AND OFFICERS

        The following table sets forth, for each of the directors and executive officers of the Company, the individual's name, municipality of residence, position with the Company, principal occupation and, in the case of directors of the Company, the period during which the individual has served as a director of the Company.

Name and Municipality of Residence	Position Held	Principal Occupation	Director Since
William D. Pugliese(3) Aurora, Ontario, Canada	Chairman and Director	Chairman of the Company	1990
Derek Bullock(1)(3)(4)(5) Bobcaygeon, Ontario, Canada	Director	President, Delitova Corporation (mining and mineral resources consulting company)	1994
Donald K. Charter(2)(3)(5) Etobicoke, Ontario, Canada	Director	Business Consultant	2003
Joseph F. Conway Toronto, Ontario, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	2003
W. Robert Dengler(2)(4) Aurora, Ontario, Canada	Director	Professional Engineer, Vice-Chairman, Dynatec Corporation	2005
Stephen Freedhoff(1)(2) Toronto, Ontario, Canada	Director	Chartered Accountant, Self-Employed Consultant	2005
Mahendra Naik(2) Markham, Ontario, Canada	Director	President and Chief Executive Officer, Yellow Online Inc. (publishing and online directory company)	2000
Robert A. Quartermain(3)(5) Vancouver, British Columbia, Canada	Director	President, Silver Standard Resources Inc. (Resource company)	2003
John Shaw(4)(6) Sydney, Australia	Director	Professional Geologist and Professional Mining Engineer, Chairman, Gallery Gold Ltd.	2006
Grant A. Edey Oakville, Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Company	—
Larry E. Phillips Toronto, Ontario, Canada	Vice President, Corporate Affairs & Corporate Secretary	Vice President, Corporate Affairs & Corporate Secretary of the Company	—
John McCombe(7) Toronto, Ontario, Canada	Vice President, Operations	Vice President, Operations of the Company	—
Paul B. Olmsted Mississauga, Ontario, Canada	Vice President, Corporate Development	Vice President, Corporate Development of the Company	—
Glynnis Frelih Pickering, Ontario, Canada	Corporate Controller	Corporate Controller of the Company	—

(1)
Member of the audit committee

(2)
Member of the compensation committee

(3)
Member of the corporate governance committee

(4)
Member of the environmental health and safety committee

(5)
Member of the nominating committee

(6)
Mr. Shaw, formerly Chairman of Gallery, was appointed effective March 22, 2006

(7)
Mr. McCombe was appointed on September 1, 2005

        The Company does not have an executive committee.

        During the past five years, each of the foregoing persons has held his present principal occupation or a similar position with his present employer or its predecessors or affiliates except for: Mr. Pugliese who, prior to January 2003, was Chief Executive Officer of IAMGOLD; Mr. Conway who, prior to January 2003, was President and Chief Executive Officer of Repadre Capital Corporation, a mining company; Mr. Charter, who prior to December 2005 was an Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc., and the Chairman, President and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors (financial services companies); Mr. Edey who, prior to January 2003, was Vice-President Finance and Chief Financial Officer of Repadre Capital Corporation; Mr. McCombe who, prior to September 2005 was Vice President, Operations of Breakwater Resources Ltd.; and Mr. Olmsted who, prior to January 2003, was Vice-President, Corporate Development of Repadre Capital Corporation.

        Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

        As of the date hereof, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 9,899,233 Common Shares, representing approximately 5.6% of the outstanding Common Shares.

ITEM 9 — AUDIT COMMITTEE DISCLOSURE

The Audit Committee's Charter

        The text of the charter of the audit committee (the "Audit Committee") of the directors of the Corporation is attached hereto as schedule A:

Composition of the Audit Committee

        The members of the Audit Committee are: Stephen Freedhoff, Robert Quartermain and Derek Bullock. Jack Boultbee was a member until his retirement on December 5, 2005. The Corporation believes that these members are "independent" and "financially literate", as such terms are defined under Canadian securities laws. Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on his education and/or experience as summarized below.

Relevant Education and Experience

        Stephen Freedhoff — Mr. Freedhoff is a Chartered Accountant who has been a self-employed financial consultant since 1999, and brings more than 30 years of accounting experience as an audit partner with a national accounting firm.

        Robert Quartermain, M.Sc., P.Geo. — Since 1985, Robert A. Quartermain has been president of Silver Standard Resources Inc. and as such is responsible for the oversight of the financial affairs and reporting by that Company.

        Derek Bullock — A Board member since October 1994, Mr. Bullock is a mining engineer with over 40 years international experience and was formerly President and Chief Operating Officer of the Company and as such was responsible for the oversight of the financial affairs and reporting by the Company.

Pre-approval Policies and Procedures

        The guidelines for engaging non-audit services are discussed in the Audit Committee Charter.

External Auditor Service Fees

(i)    Audit Fees

        The aggregate fees billed by the Corporation's external auditor in each of the last two fiscal years for audit services were US$267,500 in 2005 and US$284,400 in 2004.

(ii)   Audit-Related Fees

        The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements and that are not disclosed in (a) above were $Nil in 2005 and US$313,400 in 2004. The nature of the services comprising these fees was mostly in respect of proposed transactions with Wheaton River Minerals Ltd., and Gold Fields Limited.

(iii)  Tax Fees

        The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation's external auditor for tax compliance, tax advice, and tax planning were US$22,400 in 2005 and US$32,400 in 2004. The nature of the services comprising these fees was advice regarding compliance and general tax matters.

(iv)  All Other Fees

        The aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation's external auditor, other than the services reported under (a), (b) and (c), above were $Nil in 2005 and $Nil in 2004.

Sample Chart for the above fee disclosure

        The aggregate fees billed by the external auditor of the Corporation in each of the last two financial years of the Corporation are as follows:

	2005	2004
Audit Fees(1)	US$365,900	US$284,400
Audit-related fees(2)	Nil	313,400
Tax fees(3)	22,400	32,400
All other fees	Nil	Nil

Total	US$388,300	US$630,200

(1)
"Audit fees" include the aggregate professional fees paid to KPMG LLP for the audit of the annual consolidated financial statements and other regulatory audits and filings.

(2)
"Audit related fees" include the aggregate fees paid to KPMG LLP, for the provision of technical, accounting and financial reporting advice services.

(3)
"Tax fees" include the aggregate fees paid to KPMG LLP for the provision of corporate tax compliance, tax planning and other tax related services.

ITEM 10 — LEGAL PROCEEDINGS

        In 2005 the Company paid Cdn$506,000 in respect of the final legal costs relating to an action commenced by Kinbauri Gold Corporation. The action was resolved in 2004.

ITEM 11 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        No director or executive officer of the Company or its subsidiaries has any material interest, direct or indirect, in any transaction since January 1, 2003 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

ITEM 12 — TRANSFER AGENT AND REGISTRAR

        The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario.

ITEM 13 — INTERESTS OF EXPERTS

        The following persons and companies have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2005.

  KPMG LLP, Chartered Accountants
  National Bank Financial
  Roscoe Postle Associates Inc.
  The qualified persons whose names are set forth above under "Cautionary Statement and Explanatory Notes — Qualified Persons"

        To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies, except for KPMG LLP, beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares. As of March 30 2006, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of the Company or its associates or affiliates.

        KPMG LLP are the Company's external auditors and have reported to the Shareholders on the Company's consolidated financial statements for the year ended December 31, 2005 in their report dated March 9, 2006, except as to Note 17 which is as of March 22, 2006. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ITEM 14 — ADDITIONAL INFORMATION

        Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, information with respect to the Company, including directors' and officers' remuneration and indebtedness, principal holders of securities of the Company and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company (the "Information Circular") for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the comparative consolidated financial statements and the management's discussion and analysis of the Company for its most recently completed financial year.

SCHEDULE "A" — Charter of the Audit Committee

Audit Committee

1.
The role, responsibility, authority and power of the audit committee of the directors of the Corporation (the "Audit Committee") shall include, but not be limited to,

(a)
assisting the directors of the Corporation with meeting their responsibilities with respect to financial reporting by the Corporation,

(b)
ensuring that at all times there are direct communication channels between the Audit Committee and the internal and external auditors of the Corporation for the discussion and review of specific issues as appropriate,

(c)
enhancing the independence of the external auditor of the Corporation by meeting regularly with such external auditors with and without management of the Corporation present to consider the results of audits including whether appropriate internal controls exist and to review management's financial stewardship of the Corporation,

(d)
periodically reviewing, and reporting to the directors of the Corporation with respect to, the design and implementation by management of the Corporation of effective internal control systems,

(e)
reviewing, approving and reporting to the directors of the Corporation on all financial statements (including interim financial statements) prepared by the Corporation, including reviewing the annual and interim financial statements of the Corporation and, in the case of annual financial statements, recommending whether such annual financial statements should be approved by the directors of the Corporation,

(f)
reviewing the selection of, and changes in, the accounting policies and the audit plan developed by the external auditor of the Corporation,

(g)
recommending to the directors of the Corporation the selection of the external auditor of the Corporation for appointment by the shareholders of the Corporation,

(h)
reviewing the scope of the audit to be conducted by the external and internal auditors of the Corporation, reviewing the fees of the auditors of the Corporation and assessing the performance of the external and internal auditors of the Corporation and the nature and cost of any other services provided by such auditors,

(i)
reviewing all public disclosure documents of the Corporation containing financial information,

(j)
reviewing all post-audit or management letters containing material recommendations of the external auditor of the Corporation and the response of management of the Corporation or follow-ups of any identified material weakness, and

(k)
overseeing compliance by the Corporation with the financial disclosure obligations of the Corporation,

  and in connection therewith the members of the Audit Committee shall have the right, for the purpose of performing the duties thereof, of inspecting all of the books and records of the Corporation and the affiliates thereof and of discussing (independently of management of the Corporation whenever requested) such accounts and records and any matters relating to the financial position or condition of the Corporation with the auditors of the Corporation and the delegation of such role, responsibility, authority and power from the directors of the Corporation to the Audit Committee be, and it hereby is, approved;

2.
At all times the membership of the Audit Committee shall be such that

(a)
it shall be comprised of no fewer than three members,

(b)
a majority of the members thereof shall be resident Canadian,

  (c)
  none of the members thereof shall be officers or employees of the Corporation or any of the affiliates thereof, and

  (d)
  unless specifically acknowledged otherwise by the directors of the Corporation, all of the members thereof shall be "unrelated directors" within the meaning of Part IV, Section M, of The Toronto Stock Exchange Company Manual;

3.
No business shall be transacted by the Audit Committee except

(a)
at a meeting of the members thereof at which

(i)
a majority of the members thereof are present,

(ii)
a majority of the members thereof present are resident Canadian, and

(iii)
a majority of the members thereof present are "unrelated directors", or

(b)
by a resolution in writing signed by all of the members of the Audit Committee.

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IAMGOLD CORPORATION ANNUAL INFORMATION FORM
TABLE OF CONTENTS
SCHEDULE "A" — Charter of the Audit Committee